

CONTINUING TO BUILD A SOLID FOUNDATION OF GROWTH THROUGH STRATEGIC INVESTMENTS

NEWCASTLE INVESTMENT CORP.

2003 Annual Report

NEWCASTLE INVESTMENT CORP. (NYSE: NCT) is a publicly traded real estate investment and finance company that invests in real estate securities and other real estate-related assets. The Company seeks to deliver stable dividends and attractive risk-adjusted returns to stockholders through prudent asset selection and the use of innovative financing structures, which reduce interest rate and financing risks.

2003 TOTAL RETURN



20%
40%
60%
80%
100%
NCT
NAREIT Mortgage
NASDAQ
Russell 2000
NAREIT
Morgan Stanley REIT Index
S&P 500

FINANCIAL HIGHLIGHTS *(in thousands except per share data)*

OPERATING DATA		
Interest income	$	134,669
Other income		35,371
Interest expense		81,561
Other expenses		30,153
Income from continuing operations		58,326
Income (loss) from discontinued operations		(2,208)
Net income		56,118
Preferred dividends		(4,773)
Income available for common stockholders	$	51,345
Net income per share of common stock, diluted	$	1.96
Income from continuing operations per share of common stock, after preferred dividends, diluted	$	2.05
Funds from operations (FFO)[(A)]	$	54,380
FFO per share of common stock, diluted[(A)]	$	2.08
Weighted average number of shares of common stock outstanding, diluted		26,141
BALANCE SHEET DATA		
Real estate securities, available for sale		$2,089,712
Real estate related loans, net	$	341,193
Residential mortgage loans, net	$	586,237
Operating real estate, net	$	102,995
Total assets		$3,553,081
Debt obligations		$2,924,552
Preferred stock	$	62,500
Common stockholders' equity	$	476,863
SUPPLEMENTAL BALANCE SHEET DATA		
Weighted average credit rating of real estate securities portfolio		BBB
Common shares outstanding		31,375
Book value per share of common stock	$	15.20
STOCK PERFORMANCE DATA		
Closing share price on December 31, 2002	$	15.97
Closing share price on December 31, 2003	$	27.10
Closing share price on April 14, 2004	$	27.52
Dividends declared for the year ended December 31, 2003	$	1.95
Dividends declared for the quarter ended March 31, 2004, annualized	$	2.40
Current dividend yield, annualized, based on April 14, 2004 closing share price		8.7%
Return on average invested common equity for the year ended December 31, 2003[(B)]		16.4%

(A) We believe Funds from Operations (FFO) is one appropriate measure of the operating performance of real estate companies because it provides investors with information regarding our ability to service debt and make capital expenditures. We also believe that FFO is an appropriate supplemental disclosure of operating performance for a REIT due to its widespread acceptance and use within the REIT and analyst communities. Furthermore, FFO is used to compute our incentive compensation to our manager. FFO, for our purposes, represents net income available for common stockholders (computed in accordance with accounting principles generally accepted in the United States ("GAAP")), excluding extraordinary items, plus depreciation of our operating real estate, and after adjustments for unconsolidated subsidiaries. We consider gains and losses on resolution of our investments to be a normal part of our recurring operations and, therefore, do not exclude such gains and losses when arriving at FFO. Adjustments for unconsolidated subsidiaries are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a measure of our liquidity and is not necessarily indicative of cash available to fund cash needs. Our calculation of FFO may be different from the calculation used by other companies and, therefore, comparability may be limited.

(B) FFO divided by average common equity, gross of accumulated depreciation and accumulated other comprehensive income.

2003 was a terrific year for our Company. Our core investment focus is real estate securities, primarily CMBS (commercial mortgage backed securities) and REIT debt. The market for real estate securities in the US continued to grow substantially and performed exceptionally well from both a credit and return perspective.

Newcastle became much larger over the course of the year and our financial performance was excellent by all measures. Our assets have more than doubled from $1.6 billion at the start of the year to $3.5 billion at year end. In 2003, we generated funds from operations of $54.4 million or $2.08 per diluted share, achieving a return on average invested common equity (ROE) of 16.4%. In the brief time since we became a public company in October 2002, the liquidity of our stock has increased measurably as our equity market capitalization has grown to approximately $1 billion. In addition, our annualized dividend has grown from $1.60 per common share at September 2002 to $2.40 per common share at March 2004.

All said, we are very pleased with the events of last year, but of course are focused on the risks and growth opportunities that exist for us today.

Risks

Our business model is fairly straightforward — we invest in diversified pools of real estate securities that we finance in a manner designed to match the terms of our assets and liabilities. Our investments in other real estate related assets are also generally matched with respect to maturities and interest rates. Our return on equity is the difference, or net spread, between the return on our assets and the cost of financing.

In short, we have chosen to minimize interest rate risk and focus instead on managing the credit performance of our assets through our dedicated surveillance and asset management group. We think that the credit attributes of our portfolio are very solid and to date the portfolio has performed extremely well. Given the high credit quality (average rating of investment grade) and terrific diversity (average investment size of approximately $7.4 million) of our real estate securities portfolio, we expect the portfolio to do well in a broad range of different interest rate and credit environments, but of course remain very focused on credit quality.

Exposure to interest rate changes is not a significant risk factor for our Company given our match-funded strategy. As a result of our investment and financing philosophies, the exposure of our net spread, or earnings, to changes in interest rates is quite low. For example, at year end, a 500 basis point increase in interest rates would result in only a two cents change in annual net income per share. This is an exceptionally well hedged result, and so long as the portfolio performs as we expect this should allow us to continue to pay a stable dividend even in much higher interest rate environments.

Even though we are well insulated against material changes in interest rates, higher rates could have a substantial impact on many other companies, including our brethren REITs. This is beyond our control, but overall it could represent a substantial opportunity for us. Higher interest rates are quite likely to be accompanied by wider credit spreads and could make the equity capital markets more difficult for many companies to access. Periods of higher volatility are unpleasant and can be unsettling, but in my experience can result in tremendous investment opportunities. With our match funding strategy, we are well positioned to take advantage of markets that are less benign than those of the past year, and look forward to demonstrating the value of our business model regardless of the environment.

Growth

The notion of growth for REITs is something that I frequently find to be misunderstood. When most people think of growth in a REIT, they typically think only of the intrinsic growth prospects for the assets. For example, one would think that the primary driver of growth for an apartment REIT is the rate at which rents and net operating income of its apartments are going up. To the extent that the rents are growing faster than expenses, the properties are generating growth. I think of this type of growth as "organic growth."

Our organic growth prospects are very limited — the majority of our assets are debt securities with fixed coupons, and thus cannot go up (or down) very much. This however is only a part of the growth picture.

There is another source of growth for a REIT, which I think of as "accretive growth." This type of growth is simply the growth of earnings on a per share basis which is generated by raising capital at a lower cost than the return at which we can invest it. For example, if we raised $100 million of capital at roughly the cost of our dividend (at $27.50 per share, our stock trades at an 8.7% dividend yield) and invest it at our average return on equity last year (roughly 16%), all other things being equal, our net income per share would increase on an annualized basis by approximately 16 cents.

We accessed the equity capital markets a number of times since our IPO in October 2002, and have been successful in investing the capital at returns that were very accretive. As a result, our dividend has grown by 50% over an 18-month period.

Our prospects to continue to grow our earnings and dividends in the future are a function of two matters: our ability to continue to raise capital at favorable rates, and our ability to continue to invest it as we have in the past. While the future is uncertain, there's plenty of reason to be optimistic about our prospects.

I am pleased with the results of the past year and excited about our future. We will continue our quest to build Newcastle into the best performing REIT in the public marketplace. With a solid investment portfolio and excellent prospects for new investments, we believe that our disciplined business model and focus on long-term profitability will set us apart in the years to come.

Thank you for your continued commitment and support.

WESLEY R. EDENS
Chairman and Chief Executive Officer

OUR BUSINESS

NEWCASTLE IS A REAL ESTATE INVESTMENT AND FINANCE COMPANY. We invest in real estate securities and other real estate-related assets. Underpinning our investment activities is a disciplined approach to acquiring, financing and actively managing our assets. We seek to deliver stable dividends and attractive risk-adjusted returns to our stockholders through prudent asset selection and the use of match-funded financing structures, which reduce our interest rate and financing risks. We make money by optimizing our "net spread," the difference between the yield on our investments and the cost of financing these investments.



INVEST
MATCH FUND
MANAGE ASSETS
Diversified Portfolio
Match Interest Rates and Maturities
Ongoing Credit Surveillance

OUR MANAGER

Newcastle is managed by Fortress Investment Group LLC, a premier investment and asset management firm with approximately $6 billion of equity capital under management as of April 2004. Fortress has a significant equity investment in Newcastle.

INVEST

Diversified Portfolio

Our primary investment objective is to acquire a highly diversified portfolio of investments secured by real estate that has moderate credit risk and sufficient liquidity. Fundamental to our investment philosophy is diversification as a means to minimize the risk of capital loss as well as to enhance our financing terms. We buy real estate securities, real estate related loans, operating real estate and residential mortgage loans.

MATCH FUND

Match Interest Rates and Maturities

Newcastle uses a match-funded financing strategy in order to minimize refinancing and interest rate risks and to reduce the impact of changing interest rates on earnings.

Maturity of Investments	=	Maturity of Financings
Type of Interest Received	=	Type of Interest Paid

MANAGE ASSETS

Ongoing Credit Surveillance

Newcastle actively manages credit exposure through portfolio diversification and ongoing asset selection and surveillance.

Ability to Manage	=	Flexibility

- *Sell credit-risk securities*
- *Buy securities to opportunistically enhance results*

As of December 31, 2003, the Company's assets from our core business strategy consisted of a $2.3 billion real estate securities portfolio, representing approximately 68% of total assets. Our real estate securities portfolio is diversified by asset type, industry, location and issuer. For example, our CMBS securities portfolio consisted of 199 investments which were secured by over 13,000 commercial mortgage loans.


ASSET TYPE
CMBS 59%
ABS 17%
REIT 24%
No. Securities: 304
Avg. Investment: $7.4 MM
Largest Investment: $62.4 MM


RATING
BBB 65%
BB 18%
B 2%
AAA 1%
AA 4%
A 9%
NR 1%
Avg. Rating: BBB
Inv. Grade: 79%


COLLATERAL BY PROPERTY TYPE
Hotel 10%
Healthcare 4%
Industrial/ Warehouse 6%
Retail 26%
Self Storage 1%
Manufactured Housing 11%
Other 6%
Mixed Use 1%
Residential 16%
Office 19%

Our assets are primarily match-funded from an interest rate and maturity perspective. As of December 31, 2003, net income would be affected by less than $0.02 per share after a 100bps increase in interest rates.


EFFECT ON NET INCOME PER SHARE
FROM CHANGES IN INTEREST RATES
$0.03
$0.02
$0.01
$0
$(0.01)
$(0.02)
$(0.03)
+100
+200
+300
+400
+500
changes in rates (bps)

We have the ability to buy and sell securities based on our view of the real estate market. Over the past few years, we have migrated to better credits due to our defensive views.


REAL ESTATE SECURITIES PORTFOLIO
% INVESTMENT GRADE
80%
60%
40%
20%
0
68%
74%
73%
76%
79%
Dec '02
Mar '03
Jun '03
Sep '03
Dec '03

ASSETS
(in billions)


$4.0
$3.0
$2.0
$1.0
0
$1.6
$2.1
$2.3
$2.8
$3.5
Dec '02
Mar '03
Jun '03
Sep '03
Dec '03

FFO PER SHARE


$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
0
$0.45
$0.49
$0.53
$0.51
$0.55
Dec '02
Mar '03
Jun '03
Sep '03
Dec '03

COMMON DIVIDEND PER SHARE[1]


$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
0
$0.45
$0.45
$0.50
$0.50
$0.50
$0.60
Dec '02
Mar '03
Jun '03
Sep '03
Dec '03
Mar '04

BOOK VALUE PER SHARE


$16.00
$12.00
$8.00
$4.00
0
$12.10
$12.23
$13.23
$14.01
$15.20
Dec '02
Mar '03
Jun '03
Sep '03
Dec '03

(1) Prior to becoming a public company, Newcastle paid a third quarter 2002 dividend of $0.40 per share.

FINANCIAL TABLE OF CONTENTS

(in thousands, except per share data)

The following table sets forth certain selected operating information on a historical basis. As such, it includes the historical results of operations of the assets and liabilities distributed to Newcastle Investment Holdings which are not part of our continuing operations, and therefore the information set forth for periods prior to the commencement of our operations in July 2002 is not indicative of our ongoing operations.

The selected historical consolidated financial information set forth below as of December 31, 2003, 2002, 2001, 2000 and 1999 and for the years ended December 31, 2003, 2002, 2001 and 2000 and 1999 has been derived from our audited historical consolidated financial statements.

The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" *and our consolidated financial statements and notes thereto included in this annual report.*

	Year Ended December 31,				
	2003	2002 (B)	2001 (A)	2000 (A)	1999 (A)
Operating Data					
Revenues					
Interest income	$ 134,669	$ 73,172	$ 48,967	$ 51,702	$ 30,354
Other income	34,509	32,642	64,425	47,751	17,507
	169,178	105,814	113,392	99,453	47,861
Expenses					
Interest expense	81,561	48,121	34,051	35,311	19,741
Other expense	30,153	25,842	44,389	29,540	20,427
	111,714	73,963	78,440	64,851	40,168
Equity in earnings (losses) of unconsolidated subsidiaries	862	362	2,807	(980)	(3,615)
Income from continuing operations	58,326	32,213	37,759	33,622	4,078
Income (loss) from discontinued operations	(2,208)	(718)	5,912	9,238	8,734
Cumulative effect of change in accounting principle	—	—	—	—	(513)
Net income	56,118	31,495	43,671	42,860	12,299
Preferred dividends and related accretion	(4,773)	(1,162)	(2,540)	(2,084)	—
Income available for common stockholders	$ 51,345	$ 30,333	$ 41,131	$ 40,776	$ 12,299
Net income per share of common stock, diluted	$ 1.96	$ 1.68	$ 2.49	$ 2.16	$ 0.59
Income from continuing operations per share of common stock, after preferred dividends and related accretion, diluted	$ 2.05	$ 1.72	$ 2.13	$ 1.67	$ 0.19
Weighted average number of shares of common stock outstanding, diluted	26,141	18,090	16,493	18,892	20,917
Dividends declared per share of common stock	$ 1.95	$ 2.05	$ 2.00	$ 1.50	$ 2.04

(continued)

(A) Represents the operations of our predecessor.
(B) Includes the operations of our predecessor through the date of commencement of our operations, July 12, 2002.

(in thousands, except per share data)

	As of December 31,				
	2003	2002	2001	2000	1999
Balance Sheet Data					
Real estate securities, available for sale	**$ 2,089,712**	$1,069,892	$ 522,258	$ 509,729	$ 504,669
Real estate related loans, net	**341,193**	—	10,675	106,957	152,714
Residential mortgage loans, net	**586,237**	258,198	—	—	—
Operating real estate, net	**102,995**	113,652	524,834	540,539	558,849
Cash and cash equivalents	**60,403**	45,463	31,360	10,575	14,345
Total assets	**3,533,081**	1,572,567	1,262,119	1,331,086	1,381,600
Debt	**2,924,552**	1,217,007	897,390	975,656	971,260
Stockholders' equity	**539,363**	284,241	310,545	300,655	354,673
Supplemental Balance Sheet Data					
Common shares outstanding	**31,375**	23,489	16,489	16,500	20,917
Book value per share of common stock, subsequent to initial public offering	**$ 15.20**	$ 12.10	N/A	N/A	N/A

	Year Ended December 31,				
	2003	2002	2001	2000	1999
Other Data					
Cash flow provided by (used in):					
Operating activities	**$ 37,592**	$ 21,557	$ 34,448	$ 24,823	$ 32,834
Investing activities	**$(1,652,682)**	$ (682,691)	$ 106,053	$ 151,632	$ (683,420)
Financing activities	**$ 1,630,030**	$ 675,237	$ (119,716)	$ (180,225)	$ 589,335
Funds from Operations (FFO)(A)	**$ 54,380**	$ 37,633	$ 48,264	$ 53,523	$ 24,707

(A) We believe FFO is one appropriate measure of the operating performance of real estate companies because it provides investors with information regarding our ability to service debt and make capital expenditures. We also believe that FFO is an appropriate supplemental disclosure of operating performance for a REIT due to its widespread acceptance and use within the REIT and analyst communities. Furthermore, FFO is used to compute our incentive compensation to our manager. FFO, for our purposes, represents net income available for common stockholders (computed in accordance with GAAP), excluding extraordinary items, plus depreciation of our operating real estate, and after adjustments for unconsolidated subsidiaries. We consider gains and losses on resolution of our investments to be a normal part of our recurring operations and, therefore, do not exclude such gains and losses when arriving at FFO. Adjustments for unconsolidated subsidiaries are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a measure of our liquidity and is not necessarily indicative of cash available to fund cash needs. Our calculation of FFO may be different from the calculation used by other companies and, therefore, comparability may be limited.

	Year Ended December 31,				
	2003	2002	2001	2000	1999
Calculation of Funds From Operations (FFO)					
Income available for common stockholders	**$ 51,345**	$ 30,333	$ 41,131	$ 40,776	$ 12,299
Operating real estate depreciation	**3,035**	7,994	12,909	12,621	9,927
Accumulated depreciation on operating real estate sold	**—**	(2,847)	—	—	—
Extraordinary item—loss on extinguishment of debt(A)	**—**	—	—	—	2,341
Real estate depreciation and amortization—unconsolidated subsidiaries(A)	**—**	1,614	2,564	126	140
Incentive (income) loss accrued from Fund I(A)	**—**	609	(14,354)	—	—
Equity in incentive return accrued by Fund I(A)	**—**	(70)	1,645	—	—
Distributable incentive income from Fund I(A)	**—**	—	4,369	—	—
Funds from Operations (FFO)	**$ 54,380**	$ 37,633	$ 48,264	$ 53,523	$ 24,707

(A) Related to investments retained by our predecessor.

The following should be read in conjunction with our consolidated financial statements and notes thereto included in this annual report.

GENERAL

We own a diversified portfolio of moderately credit sensitive real estate securities, including commercial mortgage backed securities (including B-notes), senior unsecured debt issued by property REITs and real estate related asset backed securities. Mortgage backed securities are interests in or obligations secured by pools of mortgage loans. We generally target investments rated A through BB. We also own, directly and indirectly, interests in loans and pools of loans, including real estate related loans and residential mortgage loans. We also own, directly and indirectly, interests in operating real estate, including credit leased operating real estate in Canada and Belgium. We consider credit leased operating real estate to be real estate that is leased primarily to tenants with, or whose major tenant has, investment grade credit ratings.

We seek to match fund our investments with respect to interest rates and maturities in order to minimize the impact of interest rate fluctuations on earnings and reduce the risk of refinancing our liabilities prior to the maturity of the investments. We seek to finance a substantial portion of our real estate securities through the issuance of debt securities in the form of collateralized bond obligations, known as CBOs, which are obligations issued in multiple classes secured by an underlying portfolio of securities. Our CBO financings offer us structural flexibility to buy and sell certain investments to manage risk and, subject to certain limitations, to optimize returns.

Our objective is to maximize the difference between the yield on our investments and the cost of financing these investments while hedging our interest rate risk. We emphasize asset quality, diversification, match-funded financing and credit risk management.

We were formed in June 2002 as a wholly-owned subsidiary of Newcastle Investment Holdings Corp. (referred to as Holdings) for the purpose of separating the real estate securities and certain of the credit leased operating real estate businesses from Holdings' other investments. Prior to our initial public offering, Holdings contributed to us certain assets and liabilities in exchange for 16,488,517 shares of our common stock. For accounting purposes, this transaction is presented as a reverse spin-off, whereby Newcastle Investment Corp. is treated as the continuing entity and the assets that were retained by Holdings and not contributed to us are accounted for as if they were distributed at their historical book basis through a spin-off to Holdings. Our operations commenced on July 12, 2002. On May 19, 2003, Holdings distributed to its stockholders all of the shares of our common stock that it held, and it no longer owns any of our equity. Approximately 2.3 million of such shares are held by an affiliate of our manager. In addition, an affiliate of our manager holds options to purchase approximately 1.7 million shares of our common stock.

The analysis in this section treats us as the successor to Holdings and therefore includes historical information, through the date of the commencement of our operations, regarding operations of Holdings which were distributed to them and therefore are unrelated to our ongoing operations. Transactions completed by Holdings related to investments retained by Holdings (not contributed to us) are referred to as being completed by our predecessor.

In October 2002, we sold 7.0 million shares of our common stock in our initial public offering at a price to the public of $13.00 per share, for net proceeds of approximately $80.0 million. During 2003, we sold an aggregate of approximately 7.9 million shares of our common stock in public offerings for net proceeds of approximately $163.3 million. In January 2004, we sold 3.3 million shares of our common stock in a public offering at a price to the public of $26.30 per share, for net proceeds of approximately $85.8 million. Subsequent to that offering, we had 34,674,833 shares of common stock outstanding.

We are organized and conduct our operations to qualify as a REIT for federal income tax purposes. As such, we will generally not be subject to federal income tax on that portion of our income that is distributed to stockholders if we distribute at least 90% of our REIT taxable income to our stockholders by prescribed dates and comply with various other requirements.

We conduct our business by investing in four primary investment categories (business segments): (i) real estate securities, (ii) real estate related loans, (iii) operating real estate, primarily credit leased operating real estate, including a portfolio of properties located in Canada, which we refer to as our Bell Canada portfolio, and a portfolio of properties located in Belgium, which we refer to as our LIV portfolio and (iv) residential mortgage loans.

Holdings, our predecessor, conducted its business through four primary segments: (1) real estate securities, (2) operating real estate, primarily credit leased operating real estate, (3) its investment in Fortress Investment Fund LLC ("Fund I") and (4) real estate related loans. Holdings' investments in real estate securities and a portion of its investments in operating real estate were contributed to us. The operating real estate and mortgage loans distributed to Holdings have been treated as discontinued operations, because they constituted a component of an entity, while the other operations distributed to Holdings, including the investment in Fund I, have not been treated as such, because they did not constitute a component of an entity as defined in SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets."

In addition to certain of the investments distributed to Holdings as described above, our discontinued operations include the operations of properties which have been sold or classified as Real Estate Held for Sale pursuant to SFAS No. 144. For more information on these properties, see Note 6 of our consolidated financial statements which appear in this annual report.

Revenues attributable to each segment are disclosed below (unaudited) (in thousands).

For the Year Ended	Real Estate Securities	Real Estate Related Loans	Operating Real Estate	Residential Mortgage Loans	Fund I	Unallocated	Total
December 31, 2003	**$128,091**	**$6,257**	**$21,358**	**$12,892**	**$ —**	**$ 580**	**$169,178**
December 31, 2002	$ 83,259	$ —	$17,555	$ 1,281	$ 3,287	$ 432	$105,814
December 31, 2001	$ 54,961	$ —	$18,519	$ —	$38,297	$1,615	$113,392

TAXATION

We have elected to be taxed as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended (the "Code"), and we intend to continue to operate in such a manner. Our current and continuing qualification as a REIT depends on our ability to meet various tax law requirements, including, among others, requirements relating to the sources of our income, the nature of our assets, the composition of our stockholders, and the timing and amount of distributions that we make.

As a REIT, we will generally not be subject to U.S. federal corporate income tax on our net income that is currently distributed to stockholders. We may, however, nevertheless be subject to certain state, local and foreign income and other taxes, and to U.S. federal income and excise taxes and penalties in certain situations, including taxes on our undistributed income. In addition, our stockholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which they or we transact business or reside. The state, local and foreign tax treatment of us and our stockholders may not conform to the U.S. federal income tax treatment.

If, in any taxable year, we fail to satisfy one or more of the various tax law requirements, we could fail to qualify as a REIT. In addition, if Holdings failed to qualify as a REIT and we are treated as a successor to Newcastle Holdings, this could cause us to likewise fail to qualify as a REIT. If we fail to qualify as a REIT for a particular tax year, our income in that year would be subject to U.S. federal corporate income tax (including any applicable alternative minimum tax), and we may need to borrow funds or liquidate certain investments in order to pay the applicable tax, and we would not be compelled by the Code to make distributions. Unless entitled to relief under certain statutory provisions, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost.

Although we currently intend to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other developments may cause us to fail to qualify as a REIT, or may cause our board of directors to revoke the REIT election.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that could affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Actual results could differ from these estimates. A summary of our significant accounting policies is presented in Note 2 to our consolidated financial statements, which appear in this annual report. The following is a summary of our accounting policies that are most affected by judgments, estimates and assumptions.

In December 2003, Financial Accounting Standards Board Interpretation ("FIN") No. 46R "Consolidation of Variable Interest Entities" was issued as a modification of FIN 46. FIN 46R, which becomes effective in the first quarter of 2004, clarifies the methodology for determining whether an entity is a variable interest entity ("VIE") and the methodology for assessing who is the primary beneficiary of a VIE. Under FIN 46R, only the primary beneficiary of a VIE may consolidate the VIE. We have historically consolidated our four existing CBO transactions (the "CBO Entities") because we own the entire equity interest in each of them, representing a substantial portion of their capitalization, and we control the management and resolution of their assets. We are in the process of determining what effect, if any, FIN 46R will have on whether we should continue to consolidate our CBO Entities.

VIEs are defined as entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. We believe the CBO Entities did not meet the definition of VIEs under FIN 46 but will probably be classified as VIEs under FIN 46R because our control over such entities is primarily a result of our rights as their collateral manager rather than a result of our equity interest.

A VIE is required to be consolidated by its primary beneficiary, and only by its primary beneficiary, which is defined as the party who will absorb a majority of the VIE's expected losses or receive a majority of the expected residual returns as a result of holding variable interests. If the CBO Entities had met the definition of a VIE under FIN 46, we would have met the FIN 46 criteria to be the primary beneficiary of the CBO Entities due to our substantial equity interest. We are in the process of determining whether we are the primary beneficiary of each of our CBO Entities under the revised standards of FIN 46R, which is determined on a case-by-case basis.

If it is determined that we are not the primary beneficiary of a CBO Entity, we would have to deconsolidate it. A deconsolidation of any of our CBO Entities would cause a material reduction of our assets and liabilities. However, we believe that deconsolidation should not have a material affect on our results of operations.

We have classified our real estate securities as available for sale. As such, they are carried at fair value with net unrealized gains or losses reported as a component of accumulated other comprehensive income. Fair value is based primarily upon multiple broker quotations, as well as counterparty quotations, which provide valuation estimates based upon reasonable market order indications or a good faith estimate thereof. These quotations are subject to significant variability based on market conditions, such as interest rates and credit spreads. Changes in market conditions, as well as changes in the assumptions or methodology used to determine fair value, could result in a significant increase or decrease in our book equity. We must also assess whether unrealized losses on securities, if any, reflect a decline in value which is other than temporary and, accordingly, write the impaired security down to its value through earnings. For example, a decline in value is deemed to be other than temporary if it is probable that we will be unable to collect all amounts due according to the contractual terms of a security which was not impaired at acquisition. Temporary declines in value generally results from changes in market factors, such as market interest rates and credit spreads, or from certain macroeconomic events, including market disruptions and supply changes, which do not directly impact our ability to collect amounts contractually due. Significant judgment is required in this analysis. To date, no such write-downs have been made.

Income on these securities is recognized using a level yield methodology based upon a number of assumptions that are subject to uncertainties and contingencies. Such assumptions include the expected disposal date of such security and the rate and timing of principal and interest receipts (which may be subject to prepayments, delinquencies and defaults). These uncertainties and contingencies are difficult to predict and are subject to future events, and economic and market conditions, which may alter the assumptions.

Similarly, our derivative instruments are carried at fair value pursuant to Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended. Fair value is based on counterparty quotations. To the extent they qualify as hedges under SFAS No. 133, net unrealized gains or losses are reported as a component of accumulated other comprehensive income; otherwise, they are reported as a component of current income. Fair values of such derivatives are subject to significant variability based on many of the same factors as the securities discussed above. The results of such variability could be a significant increase or decrease in our book equity and/or earnings.

We purchase, directly and indirectly, real estate related and residential mortgage loans to be held for investment. We must periodically evaluate each of these loans for possible impairment. Impairment is indicated when it is deemed probable that we will be unable to collect all amounts due according to the contractual terms of the loan. Upon determination of impairment, we would establish a specific valuation allowance with a corresponding charge to earnings. Significant judgment is required both in determining impairment and in estimating the resulting loss allowance. In 2003, a loss allowance of $0.1 million was recorded with respect to the residential mortgage loans in our portfolio.

Income on these loans is recognized similar to that on our securities and is subject to similar uncertainties and contingencies.

We own operating real estate held for investment. We review our operating real estate for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon determination of impairment, we would record a write-down of the asset, which would be charged to earnings. Significant judgment is required both in determining impairment and in estimating the resulting write-down. To date, we have determined that no write-downs have been necessary on the operating real estate in our portfolio. In addition, when operating real estate is classified as held for sale, it must be recorded at the lower of its carrying amount or fair value less costs of sale. Significant judgment is required in determining the fair value of such properties. At December 31, 2003, we have five properties classified as held for sale on which an aggregate loss of $1.5 million was recorded in adjusting them to fair value.

RESULTS OF OPERATIONS

Our independent operations commenced in July 2002 and our initial public offering was completed in October 2002. In addition, we had one offering of preferred stock and two offerings of common stock during 2003. These events resulted in additional capital being deployed to our investments which, in turn, resulted in changes to our results operations. Furthermore, the results of operations described below include the operations of our predecessor through July 12, 2002, the date of the commencement of our operations. Therefore, many items discussed below prior to such date will not have a continuing impact on our operations.

The following table summarizes the changes in our results of operations from year-to-year (dollars in thousands):

	Year-to-Year Increase (Decrease)		Year-to-Year Percent Change		Explanation	
	2003/2002	2002/2001	2003/2002	2002/2001	2003/2002	2002/2001
Interest income	$61,497	$ 24,205	84.0%	49.4%	(A)	(A)
Rental and escalation income	3,357	(364)	18.7%	(0.2)%	(B)	(B)
Gain on settlement of investments	1,762	2,979	15.4%	35.3%	(C)	(C)
Management fee from affiliate	(4,470)	(4,471)	(100.0)%	(50.0)%	(D)	(D)
Incentive income from affiliate	1,218	(29,927)	N/A	(104.2)%	(D)	(D)
Interest expense	33,440	14,070	69.5%	41.3%	(A)	(A)
Property operating expense	1,108	9	14.0%	0.1%	(B)	(B)
Loan and security servicing expense	1,499	401	228.9%	157.8%	(A)	(A)
General and administrative expense	1,312	1,332	48.3%	96.1%	(E)	(E)
Management fee to affiliate	(2,782)	(5,437)	(30.1)%	(37.0)%	(F)	(F)
Incentive compensation to affiliate	3,370	(14,332)	118.0%	(83.3)%	(F)	(F)
Depreciation and amortization	(196)	(520)	(8.0)%	(17.5)%	(G)	(G)
Equity in earnings of unconsolidated subsidiaries	500	(2,445)	138.1%	(87.1)%	(H)	(I)
Income from continuing operations	26,113	(5,546)	81.1%	(14.7)%		

(A) Changes in interest income and expense are primarily due to our acquisition of portfolios of interest-bearing assets and related financings, as follows:

	Year-to-Year Increase (Decrease)			
	Interest Income		Interest Expense	
	2003/2002	2002/2001	2003/2002	2002/2001
Real estate securities portfolio II	$ 9,041	$25,269	$ 8,073	$18,566
Real estate securities portfolio III	22,990	652	14,767	—
Real estate securities portfolio IV	8,942	—	5,134	—
Residential mortgage loan portfolio	11,004	1,281	5,504	—
ICH CMO loan portfolio	5,539	(515)	4,074	—
Other	3,981	(2,482)	(4,112)	(4,496)
	$61,497	$24,205	$33,440	$14,070

Changes in loan and security servicing expense are also primarily due to these acquisitions.

(B) These changes are primarily the result of foreign currency fluctuations with respect to our Bell Canada and LIV portfolios.

(C) These changes are primarily a result of the volume of sales of real estate securities. Sales of real estate securities are based on a number of factors including credit, asset type and industry and can be expected to increase or decrease from time to time. Periodic fluctuations in the volume of sales of securities is dependent upon, among other things, management's assessment of credit risk, asset concentration, portfolio balance and other factors.

(D) These items relate to our predecessor's investment in Fund I, prior to its distribution to Holdings.

(E) The increases in general and administrative expense are primarily a result of the increased cost of being a public company.

(F) Excluding management fees and incentive compensation which were passed through our predecessor to our manager related to our predecessor's investment in Fund I, the changes in management fees and incentive compensation were as follows:

	Year-to-Year Increase (Decrease)	
	2003/2002	2002/2001
Management fee to affiliate	$1,688	$(966)
Incentive compensation to affiliate	2,761	631

The increase in management fees from 2002 to 2003 is a result of our increased size resulting from our equity issuances during this period; the decrease from 2001 to 2002 is a result of our distribution to Holdings which decreased our size. The increases in incentive compensation are primarily a result of our increased earnings.

(G) The decreases in depreciation and amortization are primarily the result of the distribution of depreciable assets to Holdings.

(H) The increase in earnings from unconsolidated subsidiaries from 2002 to 2003 is primarily a result of our 2003 acquisition of an interest in an LLC which owns a portfolio of real estate related loans.

(I) The decrease in earnings from unconsolidated subsidiaries from 2001 to 2002 is a result of the distribution of our predecessor's investment in Fund I.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is a measurement of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain investments, and other general business needs. Additionally, to maintain our status as a REIT under the Internal Revenue Code, we must distribute annually at least 90% of our taxable income. Our primary sources of funds for liquidity consist of net cash provided by operating activities, borrowings under loans and the issuance of debt and equity securities. Our loans and debt securities are generally secured directly by our investment assets. As of December 31, 2003, our real estate securities purchased in connection with our four CBO financings as well as our Bell Canada portfolio and a real estate loan portfolio were securitized, while our LIV portfolio, our residential mortgage loan portfolio, several of our other real estate securities and one of our other real estate related loans served as collateral for loan obligations.

We expect that our cash on hand and our cash flow provided by operations will satisfy our liquidity needs with respect to our current investment portfolio over the next twelve months. However, we currently expect to seek additional capital in order to grow our investment portfolio. We have an effective shelf registration statement with the SEC which allows us to issue various types of securities, such as common stock, preferred stock, depository shares, debt securities and warrants, from time to time, up to an aggregate of $750 million, of which approximately $588 million remains available subsequent to our January 2004 offering.

We expect to meet our long-term liquidity requirements, specifically the repayment of our debt obligations, through additional borrowings and the liquidation or refinancing of our assets at maturity. We believe that the value of these assets is, and will continue to be, sufficient to repay our debt at maturity under either scenario. Our ability to meet our long-term liquidity requirements relating to capital required for the growth of our investment portfolio is subject to obtaining additional equity and debt financing. Decisions by investors and lenders to enter into such transactions with us will depend upon a number of factors, such as our historical and projected financial performance, compliance with the terms of our current credit arrangements, industry and market trends, the availability of capital and our investors' and lenders' policies and rates applicable thereto, and the relative attractiveness of alternative investment or lending opportunities.

Our ability to execute our business strategy, particularly the growth of our investment portfolio, depends to a significant degree on our ability to obtain additional capital. Our core business strategy is dependent upon our ability to issue the match-funded debt we use to finance our real estate securities and other real estate related assets at rates that provide a positive net spread. A significant portion of our investments are financed with collateralized bond obligations, known as CBOs. If spreads for CBO liabilities widen or if demand for such liabilities ceases to exist, then our ability to execute future CBO financings will be severely restricted.

We expect to meet our short-term liquidity requirements generally through our cash flow provided by operations, as well as investment specific borrowings. In addition, at December 31, 2003, we had an unrestricted cash balance of $60.4 million. Our cash flow provided by operations differs from our net income due to four primary factors: (i) accretion of discount or premium on our real estate securities and loans, discount on our debt obligations, deferred financing costs and interest rate cap premiums, and deferred hedge gains and losses, (ii) gains and losses, (iii) depreciation of our operating real estate and (iv) straight-lined rental income. Proceeds from the sale of real estate securities which serve as collateral for our CBO financings, including gains thereon, are required to be retained in the CBO structure until the related bonds are retired and are therefore not available to fund current cash needs.

Our real estate securities are financed long-term and their credit status is continuously monitored; therefore, these investments are expected to generate a generally stable current return, subject to interest rate fluctuations. Our operating real estate is also financed long-term and primarily leased to credit tenants with long-term leases and is therefore also expected to generate generally stable current cash flows. However, the primary tenant of one of the office buildings in our Bell Canada portfolio intends to vacate in March 2004. See "Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Exposure" below.

With respect to our operating real estate, we expect to incur expenditures of approximately $0.4 million relating to tenant improvements in connection with the inception of leases and capital expenditures during the year ending December 31, 2004.

Debt Obligations

The following table presents certain information regarding our debt obligations as of December 31, 2003 (unaudited) (dollars in thousands):

	Carrying Amount	Face Amount	Unhedged Weighted Average Funding Cost	Final Stated Maturity	Weighted Average Funding Cost[(A)]	Weighted Average Maturity (Years)
CBO Bonds Payable						
CBO I	$ 431,802	$ 437,500	3.83%[(B)]	July 2038	4.89%	4.67
CBO II	439,832	444,000	2.91%[(B)]	April 2037	6.03%	6.33
CBO III	467,325	472,000	2.43%[(B)]	March 2038	4.01%	8.44
CBO IV	454,574	460,000	2.03%[(B)]	Sept. 2038	3.60%	8.34
	1,793,533	1,813,500			4.61%	6.99
Other Bonds Payable						
Bell Canada Securitization	42,168	42,866	7.01%	April 2012	7.01%	2.09
ICH CMO	218,506	218,506	6.47%[(B)]	August 2030	6.47%	4.46
	260,674	261,372			6.56%	
Notes Payable						
LIV mortgage	74,562	74,562	6.10%	Nov. 2006	6.10%	2.92
Real estate loan financing	80,000	80,000	LIBOR+1.50%	Nov. 2006	2.74%	2.96
	154,562	154,562			4.36%	
Repurchase Agreements						
Residential mortgage loans[(C)]	557,191	557,191	LIBOR+0.41%	March 2004	1.52%	0.25
Other security #1	1,457	1,457	LIBOR+1.35%	One Month	2.47%	0.08
Other security #2[(D)]	18,143	18,143	LIBOR+0.28%	One Month	1.43%	0.08
Other security #3[(E)]	16,705	16,705	LIBOR+0.50%	March 2004	4.45%	0.25
Other security #4[(E)]	12,062	12,062	LIBOR+0.50%	March 2004	4.44%	0.25
Other security #5[(E)]	110,225	110,225	LIBOR+0.70%	March 2004	3.68%	0.25
	715,783	715,783			1.97%	
Total debt obligations	$2,924,552	$2,945,217			4.12%	

(A) Including the effect of applicable hedges.
(B) Weighted average, including floating and fixed rate classes.
(C) The counterparty on this repo is Bear Stearns Mortgage Capital Corporation.
(D) The counterparty on this repo is Deutsche Bank AG.
(E) The counterparty on this repo is Greenwich Capital Management Inc.

Our long-term debt obligations existing at December 31, 2003 (gross of $20.7 million of discounts) have contractual maturities as follows (unaudited) (in millions):

2004	$ 726.5
2005	7.3
2006	139.6
2007	—
2008	—
Thereafter	2,071.8
Total	$2,945.2

CBO Bonds Payable

In July 1999, we completed our first CBO financing, CBO I, whereby a portfolio of real estate securities was contributed to a consolidated subsidiary which issued $437.5 million face amount of investment grade senior bonds and $62.5 million face amount of non-investment grade subordinated bonds, which were retained by us, in a private placement. Two classes of the senior bonds bear floating interest rates. In 1999, we obtained an interest rate swap and cap in order to hedge our exposure to the risk of changes in market interest rates with respect to these bonds, at an initial cost of approximately $14.3 million. In June 2003, we obtained an additional interest rate swap and cap in order to further hedge our exposure to the risk of changes in market interest rates with respect to these bonds, at an initial cost of approximately $1.1 million. In addition, in connection with the sale of two classes of bonds, we entered into two interest rate swaps and three interest rate cap agreements that do not qualify for hedge accounting.

In April 2002, we completed our second CBO financing, CBO II, whereby a portfolio of real estate securities was contributed to a consolidated subsidiary which issued $444.0 million face amount of investment grade senior bonds and $56.0 million face amount of non-investment grade subordinated bonds, where were retained by us, in a private placement. One class of the senior bonds bears a floating interest rate. We obtained an interest rate swap and cap in order to hedge our exposure to the risk of changes in market interest rates with respect to these bonds, at an initial cost of approximately $1.2 million.

In November 2001, we sold the retained subordinated $17.5 million Class E Note from CBO I to a third party. The Class E Note bore interest at a fixed rate of 8.0% and had a stated maturity of June 2038. The sale of the Class E Note represented an issuance of debt and was recorded as additional CBO bonds payable. In April 2002, a wholly-owned subsidiary of ours repurchased the Class E Note. The repurchase of the Class E Note represented a repayment of debt and was recorded as a reduction of CBO bonds payable. The Class E Note is included in the collateral for CBO II. The Class E Note is eliminated in consolidation.

In March 2003, we completed our third CBO financing, CBO III, whereby a portfolio of real estate securities was contributed to a consolidated subsidiary which issued $472.0 million face amount of investment grade senior bonds and $28.0 million face amount of non-investment grade subordinated bonds, which were retained by us, in a private placement. One class of the senior bonds bears a floating interest rate. We obtained an interest rate swap and cap in order to hedge our exposure to the risk of changes in market interest rates with respect to these bonds, at an initial cost of approximately $1.3 million.

In September 2003, we completed our fourth CBO financing, CBO IV, whereby a portfolio of real estate securities was contributed to a consolidated subsidiary which issued $460.0 million face amount of investment grade senior bonds and $40.0 million face amount of non-investment grade subordinated bonds, which were retained by us, in a private placement. One tranche, the $395.0 million face amount of Class I-MM bonds, was issued subject to remarketing procedures and related agreements whereby such bonds are remarketed and sold on a periodic basis. The Class I-MM bonds are fully insured by a third party with respect to the timely payment of interest and principal thereon. Four classes of the senior bonds bear floating interest rates. We obtained an interest rate swap and cap in order to hedge our exposure to the risk of changes in market interest rates with respect to these bonds, at an initial cost of approximately $3.1 million.

In October 2003, we entered into an agreement with a major financial institution for the right to purchase commercial mortgage backed securities, senior unsecured REIT debt, real estate loans and asset backed securities (the "Portfolio V Collateral") for our next real estate securities portfolio which is targeted to be $450 million. The agreement is treated as a non-hedge derivative for accounting purposes and is therefore marked-to-market through current income; a gain of approximately $0.5 million has been recorded through December 31, 2003. The Portfolio V Collateral is expected to be included in a financing transaction in which we would acquire the equity interest ("CBO V"). As of December 31, 2003, approximately $195.0 million of the Portfolio V Collateral had been accumulated. Through December 31, 2003, we made deposits aggregating approximately $19.0 million under such agreement (the "Portfolio V Deposit"). If CBO V is not consummated as a result of our failure to acquire the equity interest, except as a result of our gross negligence or willful misconduct, we would be required to either purchase the Portfolio V Collateral or pay the Realized Loss, as defined, up to the Portfolio V Deposit, less any Excess Carry Amount, as defined, earned on such deposit. Although we currently anticipate completing CBO V in the near term, there is no assurance that CBO V will be consummated or on what terms it will be consummated.

Other Bonds Payable

In April 2002, we refinanced the Bell Canada portfolio through a securitization transaction denominated in Canadian dollars. We have retained one class of the issued bonds. In connection with this securitization, we guaranteed certain payments under an interest rate swap to be entered into in 2007 if the bonds are not fully repaid by such date. We believe the fair value of this guarantee is negligible at December 31, 2003.

In October 2003, pursuant to Financial Accounting Standards Board Interpretation No. 46 "Consolidation of Variable Interest Entities," we consolidated an entity which holds a portfolio of commercial mortgage loans which has been securitized. This investment, which we refer to as the ICH CMO, was previously treated as a non-consolidated residual interest in such securitization. We exercise no control over the management or resolution of these assets and our residual investment in this entity was recorded at $2.9 million prior to its consolidation. The primary effect of the consolidation is the requirement that we reflect the gross loan assets (approximately $241 million of mortgage loans) and gross bonds payable of this entity in our financial statements. The consolidation did not have any effect on our net basis in the investment or on our equity and had no material effect on our net income.

Notes Payable

In November 2002, we refinanced the LIV portfolio with a loan denominated in EUR.

In November 2003, we acquired an aggregate of $100 million of a $525 million facility comprised of two secured term loans made to subsidiaries of The Newkirk Group that own interests in credit leased operating real estate. The weighted average loan to value ratio of the loan we invested in was 67% at December 31, 2003. We financed this investment with an $80 million secured, non-recourse term loan. Both the loan and related financing amortize principal based on collateral receipts.

Repurchase Agreements

At December 31, 2003, we owned a portfolio of floating rate residential mortgage loans with a carrying amount of $586.2 million, a weighted average yield of 2.94% and a weighted average maturity of 4.1 years. This portfolio is financed with floating rate repurchase agreements.

At December 31, 2003, we owned a $3.9 million subordinate interest in a securitization which is financed with a repurchase agreement.

In October 2003, we purchased approximately $20.2 million of CMBS securities. We financed these securities with a repurchase agreement.

In the fourth quarter of 2003, we acquired approximately $174.9 million of securities collateralized by first mortgage liens on manufactured housing units. We financed these securities with three floating rate repurchase agreements. We obtained interest rate swaps in order to hedge our risk of exposure to changes in market interest rates with respect to this debt, at no initial net cost.

Other

In November 2003, we co-invested in a joint venture alongside an affiliate of our manager, on equal terms, to acquire approximately 130 franchise loans collateralized by fee and leasehold interests and other assets. The loans were purchased for approximately $80.0 million, or approximately 72% of face amount. We, and our manager's affiliate, each own an approximately 38% interest in the joint venture. The remaining approximately 24% interest is owned by a third party financial institution. Our investment totaled $30.6 million at December 31, 2003 and is reflected as an investment in an unconsolidated subsidiary on our consolidated balance sheet.

Stockholders' Equity

Common Stock Offerings

The following table summarizes information regarding our common stock offerings since our initial public offering.

Date	Shares Issued (millions)	Price to Public Per Share	Net Proceeds (millions)	Options Granted to Manager
October 2002	7.0	$13.00	$80.0	700,000
July 2003	4.6	$20.35	$88.4	460,000
December 2003	3.3	$22.85	$74.9	328,227
January 2004	3.3	$26.30	$85.8	330,000

At December 31, 2003, we had 31,374,833 shares of common stock outstanding. After the January 2004 offering, we had 34,674,833 shares of common stock outstanding.

Preferred Stock Offering

In March 2003, we issued 2.5 million shares of 9.75% Series B Cumulative Redeemable Preferred Stock (the "Series B Preferred") in a public, registered offering for net proceeds of approximately $60.1 million. The Series B Preferred has a $25 liquidation preference, no maturity date and no mandatory redemption. We have the option to redeem the Series B Preferred beginning in March 2008.

Other Comprehensive Income

During the year ended December 31, 2003, our accumulated other comprehensive income increased due to the following factors (in thousands):

Accumulated other comprehensive income, December 31, 2002	$ 7,037
Unrealized gain on securities	23,670
Realized (gain) on securities: reclassification adjustment	(13,185)
Foreign currency translation	4,653
Foreign currency translation: reclassification adjustment	396
Unrealized gain on derivatives designated as cash flow hedges	16,842
Accumulated other comprehensive income, December 31, 2003	**$ 39,413**

Our book equity changes as our real estate securities portfolio and derivatives are marked-to-market each quarter, among other factors. The primary causes of mark-to-market changes are changes in interest rates and credit spreads. During the year, the combination of tightening credit spreads and sustained low interest rates has resulted in a net increase in unrealized gains on our real estate securities portfolio. In an environment of widening credit spreads and increasing interest rates, we believe our new investment activities would benefit. While such an environment would likely result in a decrease in the fair value of our existing securities portfolio and therefore reduce our book equity and ability to realized gains on such existing securities, it would not directly affect our earnings or our cash flow or our ability to pay a dividend.

In addition, the weakening of the U.S. dollar against both the Canadian dollar and the Euro has resulted in an increase in unrealized gains on our Canadian and Belgian operating real estate.

Common Dividends Paid

Declared for the Period Ended	Paid	Amount Per Share
September 30, 2002	October 2002	$0.40
October 9, 2002	October 2002	$0.06
December 31, 2002	January 2003	$0.39
March 31, 2003	April 2003	$0.45
June 30, 2003	July 2003	$0.50
September 30, 2003	October 2003	$0.50
December 31, 2003	January 2004	$0.50

Our Predecessor

The following is a discussion of our predecessor's historical liquidity and capital resources, primarily related to operations distributed to them.

In May 1999, Holdings closed on the $399.1 million GSA securitization, which financed the GSA portfolio of operating real estate. The GSA securitization, and related assets, were retained by Holdings.

In November 1999, Holdings securitized a U.S. commercial mortgage loan by issuing $55.6 million of bonds. The bonds were also secured by a $15.0 million letter of credit. These obligations were repaid in December 2001.

In November 1999, Holdings obtained the $24.8 million GSA Kansas City mortgage, which was repaid in May 2002 upon the sale of the related asset.

In July 2000, Holdings entered into a $40 million revolving credit agreement, which bore interest at LIBOR +4.25% and was due in July 2003. Holdings hedged its exposure to the risk of changes in market interest rates with respect to the credit agreement by obtaining an interest rate swap. This credit agreement was retained by Holdings.

Cash Flow

Net cash flow provided by operating activities increased from $21.6 million for the year ended December 31, 2002 to $37.6 million for the year ended December 31, 2003. It decreased from $34.4 million for the year ended December 31, 2001 to $21.6 million for the year ended December 31, 2002. These changes resulted from the acquisition and settlement of our investments as described above, including the distribution of investments to Holdings.

Investing activities provided (used) $(1,652.7) million, $(682.7) million and $106.1 million during the years ended December 31, 2003, 2002 and 2001, respectively. Investing activities consisted primarily of the acquisition of properties and the investments made in real estate securities and loans, net of proceeds from the sale or settlement of investments.

Financing activities provided (used) $1,630.0 million, $675.2 million and $(119.7) million during the years ended December 31, 2003, 2002 and 2001, respectively. The equity issuances, borrowings and debt issuances described above served as the primary sources of cash flow from financing activities. Offsetting uses included the payment of related deferred financing costs (including the purchase of hedging instruments), the payment of dividends, the redemption of common and preferred stock and the repayment of debt as described above.

See the consolidated statements of cash flows in our consolidated financial statements included in this annual report for a reconciliation of our cash position (including our predecessor's cash position prior to the commencement of our operations) for the periods described herein.

CREDIT, SPREAD AND INTEREST RATE RISK

We are subject to credit, spread and interest rate risk with respect to our investments in real estate securities and loans.

Real Estate Securities

The commercial mortgage and other asset backed securities (including B-notes) we invest in are generally junior in right of payment of interest and principal to one or more senior classes, but benefit from the support of one or more subordinate classes of securities or other form of credit support within a securitization transaction. The senior unsecured REIT debt securities we invest in reflect comparable credit risk. Credit risk refers to each individual borrower's ability to make required interest and principal payments on the scheduled due dates. We believe, based on our due diligence process, that these securities offer attractive risk-adjusted returns with long-term principal protection under a variety of default and loss scenarios. While the expected yield on these securities is sensitive to the performance of the underlying assets, the more subordinated securities or other features of the securitization transaction, in the case of commercial mortgage and other asset backed securities, and the issuer's underlying equity and subordinated debt, in the case of senior unsecured REIT debt securities, are designed to bear the first risk of default and loss. We further minimize credit risk by actively monitoring our real estate securities portfolio and the underlying credit quality of our holdings and, where appropriate, repositioning our investments to upgrade the credit quality and yield on our investments. While we have not experienced any significant credit losses, in the event of a significant rising interest rate environment and/or economic downturn, loan and collateral defaults may increase and result in credit losses that would adversely affect our liquidity and operating results.

Our real estate securities portfolio is diversified by asset type, industry, location and issuer. We expect that this diversification also helps to minimize the risk of capital loss. At December 31, 2003, our real estate securities which serve as collateral for our CBO financings had an overall weighted average credit rating of approximately BBB, and approximately 78.7% of these securities had an investment grade rating (BBB– or higher).

Our real estate securities are also subject to spread risk. Our fixed rate securities are valued based on a market credit spread over the rate payable on fixed rate U.S. Treasuries of like maturity. In other words, their value is dependent on the yield demanded on such securities by the market based on their credit relative to U.S. Treasuries. Excessive supply of such securities combined with reduced demand will generally cause the market to require a higher yield on such securities, resulting in the use of a higher (or "wider") spread over the benchmark rate (usually the applicable U.S. Treasury security yield) to value such securities. Under such conditions, the value of our real estate securities portfolio would tend to decline. Conversely, if the spread used to value such securities were to decrease (or "tighten"), the value of our real estate securities portfolio would tend to increase. Our floating rate securities are valued based on a market credit spread over LIBOR and are effected similarly by changes in LIBOR spreads. Such changes in the market value of our real estate securities portfolio may effect our net equity, net income or cash flow directly through their impact on unrealized gains or losses on available-for-sale securities, and therefore our ability to realize gains on such securities, or indirectly through their impact on our ability to borrow and access capital. See "Quantitative and Qualitative Disclosures About Market Risk—Credit Spread Curve Exposure" below.

Furthermore, shifts in the U.S. Treasury yield curve, which represents the market's expectations of future interest rates, would also effect the yield required on our real estate securities and therefore their value. This would have similar effects on our real estate securities portfolio and our financial position and operations to a change in spreads.

Returns on our real estate securities are sensitive to interest rate volatility. Interest rate changes may also impact our net book value as our securities and related hedge derivatives are marked-to-market each quarter. Generally, as interest rates increase, the value of our fixed rate securities, such as commercial mortgage backed securities, decreases and as interest rates decrease, the value of such securities will increase. In general, we would expect that over time, decreases in the value of our real estate securities portfolio attributable to interest rate changes will be offset to some degree by increases in the value of our swaps, and vice versa. However, the relationship between spreads on securities and spreads on swaps may vary from time to time, resulting in a net aggregate book value increase or decline. Our real estate securities portfolio is predominantly financed to maturity through long-term CBO financings that are not redeemable as a result of book value changes. Accordingly, unless there is a material impairment in value that would result in a payment not being received on a security, changes in the book value of our portfolio will not directly affect our recurring earnings or our ability to pay a dividend.

Our general financing strategy focuses on the use of match-funded structures. This means that we seek to match the maturities of our debt obligations with the maturities of our investments to minimize the risk that we have to refinance our liabilities prior to the maturities of our assets, and to reduce the impact of changing interest rates on our earnings.

In addition, we generally match fund interest rates on our investments with like-kind debt (i.e., floating rate assets are financed with floating rate debt and fixed rate assets are financed with fixed rate debt), directly or through the use of interest rate swaps, caps or other financial instruments, or through a combination of these strategies, which allows us to reduce the impact of changing interest rates on our earnings. Our financing strategy is dependent on our ability to place the match-funded debt we use to finance our real estate securities at rates that provide a positive net spread. If spreads for CBO liabilities (i.e., bonds issued by CBOs) widen or if demand for such liabilities ceases to exist, then our ability to execute future CBO financings will be severely restricted. See "Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Exposure" below.

Loans

Similar to our real estate securities portfolio, we are subject to credit and spread risk with respect to our real estate related and residential mortgage loan portfolios.

Unlike our real estate securities portfolio, our loans do not benefit from the support of junior classes of securities, but rather bear the first risk of default and loss. We believe that this credit risk is mitigated through our due diligence process and periodic reviews of the borrower's payment history, delinquency status, and the relationship of the loan balance to the underlying property value.

Our loan portfolios are diversified by geographic location and by borrower. We believe that this diversification also helps to minimize the risk of capital loss.

Our loan portfolios are also subject to spread risk. The majority of such loans are floating rate loans, which are valued based on a market credit spread to LIBOR. The value of the loans is dependent upon the yield demanded by the market based on their credit relative to LIBOR. The value of our floating rate loans would tend to decline should the market require a higher yield on such loans, resulting in the use of a higher spread over the benchmark rate (usually the applicable LIBOR yield). Our fixed rate loans are valued based on a market credit spread over U.S. Treasuries and are effected similarly by changes in U.S. Treasury spreads. If the value of our loans subject to repurchase agreements were to decline, it could affect our ability to refinance such loans upon the maturity of the related repurchase agreements.

Any credit or spread losses incurred with respect to our loan portfolios would affect us in the same way as similar losses on our real estate securities portfolio as described above, except that our loan portfolios are not marked-to-market.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2003, we had the following material off-balance sheet arrangements:

- The $19.5 million carrying value of our deposit on our fifth real estate securities portfolio, as described above under "Liquidity and Capital Resources." Our potential loss is limited to the amount shown, which is included in our consolidated balance sheet.
- A guarantee of certain payments under an interest rate swap which may be entered into in 2007 in connection with the securitization of the Bell Canada portfolio.

At this time, we do not anticipate a substantial risk of incurring a loss with respect to any of the arrangements.

CONTRACTUAL OBLIGATIONS

As of December 31, 2003, we had the following material contractual obligations (payments in thousands):

Contract	Terms
CBO bonds payable	Described under "Quantitative and Qualitative Disclosures About Market Risk"
Other bonds payable	Described under "Quantitative and Qualitative Disclosures About Market Risk"
Notes payable	Described under "Quantitative and Qualitative Disclosures About Market Risk"
Repurchase agreements	Described under "Quantitative and Qualitative Disclosures About Market Risk"
Interest rate swaps, treated as hedges	Described under "Quantitative and Qualitative Disclosures About Market Risk"
Non-hedge derivative obligations	Described under "Quantitative and Qualitative Disclosures About Market Risk"
CBO IV wrap agreement	The largest tranche of our CBO IV bonds, the $395.0 million face amount of Class I-MM bonds, was issued subject to remarketing procedures and related agreements whereby such bonds are remarketed and sold on a periodic basis. The Class I-MM bonds are fully insured by a third party with respect to the timely payment of interest and principal thereon, pursuant to a financial guaranty insurance policy ("wrap"). We pay annual fees of 0.12% of the outstanding face amount of the Class I-MM bonds under this agreement.
CBO IV backstop agreement	In connection with the remarketing procedures described above, we are a party to a backstop agreement whereby a third party financial institution is required to purchase the Class I-MM bonds at the end of any remarketing period if such bonds could not be resold in the market by the remarketing agent. We pay annual fees of 0.20% of the outstanding face amount of the Class I-MM bonds under this agreement.
CBO IV remarketing agreement	In connection with the remarketing procedures described above, the remarketing agent is paid an annual fee of 0.05% of the outstanding face amount of the Class I-MM bonds under the remarketing agreement.
Management agreement	Our manager is paid an annual management fee of 1.5% of our gross equity, as defined, an expense reimbursement, and incentive compensation equal to 25% of our FFO above a certain threshold. For more information on this agreement, as well as historical amounts earned, see Note 10 to our audited consolidated financial statements in this annual report.

Contract	Actual Payments 2003[A]	Fixed and Determinable Payments Due by Period[B] 2004	2005–2006	2007–2008	Thereafter	Total
CBO bonds payable	$ 37,878	$ —	$ —	$—	$1,813,500	$1,813,500
Other bonds payable	11,729	3,040	—	—	258,332	261,372
Notes payable	4,471	7,653	146,909	—	—	154,562
Repurchase agreements	201,859	715,783	—	—	—	715,783
Derivative liabilities	26,880	(C)	(C)	(C)	(C)	(C)
CBO IV wrap agreement	239	(C)	(C)	(C)	(C)	(C)
CBO IV backstop agreement	233	(C)	(C)	(C)	(C)	(C)
CBO IV remarketing agreement	58	(C)	(C)	(C)	(C)	(C)
Management agreement	11,729	(C)	(C)	(C)	(C)	(C)
Total	$295,076	$726,476	$146,909	$—	$2,071,832	$2,945,217

(A) Includes all payments made under the respective agreements. The management agreement payments shown include $6.2 million of management fees and expense reimbursements and $5.5 million of incentive compensation.
(B) Represents debt principal due based on contractual maturities.
(C) These contracts do not have fixed and determinable payments.

INFLATION

Substantially all of our office leases provide for separate escalations of real estate taxes and operating expenses over a base amount, and/or increases in the base rent based on changes in a Belgian index with respect to the LIV portfolio.

We believe that inflationary increases in expenses will generally be offset by the expense reimbursements and contractual rent increases described above.

We believe that our risk of increases in the market interest rates on our floating rate debt as a result of inflation is largely offset by our use of match funding and hedging instruments as described above. See "Quantitative and Qualitative Disclosure About Market Risk—Interest Rate Exposure" below.

FUNDS FROM OPERATIONS

We believe Funds from Operations (FFO) is one appropriate measure of the operating performance of real estate companies because it provides investors with information regarding our ability to service debt and make capital expenditures. We also believe that FFO is an appropriate supplemental disclosure of operating performance for a REIT due to its widespread acceptance and use within the REIT and analyst communities. Furthermore, FFO is used to compute our incentive compensation to our manager. FFO, for our purposes, represents net income available for common stockholders (computed in accordance with GAAP), excluding extraordinary items, plus depreciation of our operating real estate, and after adjustments for unconsolidated subsidiaries. We consider gains and losses on resolution of our investments to be a normal part of our recurring operations and, therefore, do not exclude such gains and losses when arriving at FFO. Adjustments for unconsolidated subsidiaries are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity and is not necessarily indicative of cash available to fund cash needs. Our calculation of FFO may be different from the calculation used by other companies and, therefore, comparability may be limited.

Funds from Operations (FFO) is calculated as follows (unaudited) (in thousands):

	For the Year Ended December 31, 2003	2002	2001
Income available for common stockholders	$51,345	$30,333	$ 41,131
Operating real estate depreciation	3,035	7,994	12,909
Accumulated depreciation on operating real estate sold	—	(2,847)	—
Real estate depreciation and amortization—unconsolidated subsidiaries[A]	—	1,614	2,564
Incentive (income) loss accrued from Fund I[A]	—	609	(14,354)
Equity in incentive return accrued by Fund I[A]	—	(70)	1,645
Distributable incentive income from Fund I[A]	—	—	4,369
Funds from Operations (FFO)	$54,380	$37,633	$ 48,264

(A) Related to investments retained by our predecessor.

Funds from operations was derived from our segments as follows (unaudited) (in thousands):

	Book Equity December 31, 2003(1)	Average Invested Common Equity for the Year Ended December 31, 2003(2)	FFO for the Year Ended December 31, 2003	Return on Invested Common Equity (ROE) for the Year Ended December 31, 2003(3)	ROE for the Year Ended December 31, 2002(3)
Real estate securities	$351,612	$266,168	$ 61,408	22.9%	27.6%
Real estate related loans	54,613	10,934	2,788	29.5%	N/A
Residential mortgage loans	30,222	20,359	5,224	25.7%	22.2%
Operating real estate	35,891	39,120	4,755	12.2%	4.3%
Unallocated(1)	(23,586)	(5,459)	(19,795)	N/A	N/A
Total(2)	448,752	$331,122	$ 54,380	16.4%	15.7%
Preferred stock	62,500				
Accumulated depreciation	(11,302)				
Accumulated other comprehensive income	39,413				
Net book equity	$539,363				

(1) Unallocated FFO represents $(4,773) of preferred dividends and $(15,022) of corporate general and administrative expense, management fees and incentive compensation.
(2) Invested common equity is equal to book equity gross of preferred stock, accumulated depreciation and accumulated other comprehensive income.
(3) FFO divided by average invested common equity.

RELATED PARTY TRANSACTIONS

In January 2004, we purchased from an underwriter $31.5 million face amount of B and BB rated securities of Global Signal Trust I, a special purpose vehicle established by Global Signal Inc., at a price resulting in a weighted average yield of approximately 9.00%. Two of our directors are the CEO and President of Global Signal, Inc., respectively. A private equity fund managed by an affiliate of our manager owns a significant portion of Global Signal Inc.'s common stock; our manager receives from this private equity fund, in addition to management fees, incentive compensation if the fund's aggregate investment returns exceed certain thresholds. Pursuant to this underwritten 144A offering, approximately $418.0 million of Global Signal Trust I securities were issued in 7 classes, rated AAA though B, of which the B and BB classes constituted $73.0 million. The balance of the B and BB securities were sold on identical terms to a private investment fund managed by an affiliate of our manager and to a large third party mutual fund complex; our manager receives from this private investment fund, in addition to management fees, incentive compensation if the fund's aggregate investment returns exceed certain thresholds. The proceeds of the 144A offering were utilized by Global Signal Inc. to repay an existing credit facility, to pay an extraordinary dividend of approximately $140 million to its stockholders of which approximately $67 million was paid to the above-referenced private equity fund, and for general working capital purposes.

In November 2003, we and a private investment fund managed by an affiliate of our manager co-invested and each indirectly own an approximately 38% interest in a limited liability company that has acquired approximately 130 real estate related loans from a third party financial institution for a purchase price of approximately $80.0 million. Our investment in this entity, reflected as an investment in an unconsolidated subsidiary on our consolidated balance sheet, was approximately $30.6 million at December 31, 2003. Our manager receives from this private investment fund, in addition to management fees, incentive compensation if the fund's aggregate investment returns exceed certain thresholds. The remaining approximately 24% interest in the limited liability company is owned by the above-referenced third party financial institution.

We have entered into a letter of intent for a sale-leaseback transaction under long-term triple net leases. We intend to structure this transaction through a joint venture, in which we will invest approximately $30.0 million of equity, with a private investment fund managed by an affiliate of our manager, pursuant to which we will co-invest on equal terms. Our manager receives from this private investment fund, in addition to management fees, incentive compensation if the fund's aggregate investment returns exceed certain thresholds. The transaction is expected to close towards the end of the first quarter or in the early second quarter of 2004; however, the transaction is subject to numerous conditions and there is no assurance that we will consummate this transaction.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the exposure to loss resulting from changes in interest rates, credit spreads, foreign currency exchange rates, commodity prices and equity prices. The primary market risks that we are exposed to are interest rate risk, credit spread risk and foreign currency exchange rate risk. These risks are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. All of our market risk sensitive assets, liabilities and related derivative positions are for non-trading purposes only. For a further understanding of how market risk may effect our financial position or operating results, please refer to the "Application of Critical Accounting Policies" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Interest Rate Exposure

Our primary interest rate exposures relate to our real estate securities, loans and floating rate debt obligations, as well as our interest rate swaps and caps. Changes in the general level of interest rates can effect our net interest income, which is the difference between the interest income earned on interest-earning assets and the interest expense incurred in connection with our interest-bearing liabilities. Changes in the level of interest rates also can effect, among other things, our ability to acquire real estate securities and loans, the value of our real estate securities and loans, and our ability to realize gains from the settlement of such assets.

While we have not experienced any significant credit losses, in the event of a significant rising interest rate environment and/or economic downturn, loan and collateral defaults may increase and result in credit losses that would adversely affect our liquidity and operating results.

Our general financing strategy focuses on the use of match-funded structures. This means that we seek to match the maturities of our debt obligations with the maturities of our investments to minimize the risk that we have to refinance our liabilities prior to the maturities of our assets, and to reduce the impact of changing interest rates on our earnings. In addition, we generally match fund interest rates on our investments with like-kind debt (i.e., floating rate assets are financed with floating rate debt and fixed rate assets are financed with fixed rate debt), directly or through the use of interest rate swaps, caps, or other financial instruments, or through a combination of these strategies, which allows us to reduce the impact of changing interest rates on our earnings.

Interest rate swaps are agreements in which a series of interest rate flows are exchanged with a third party (counterparty) over a prescribed period. The notional amount on which swaps are based is not exchanged. In general, our swaps are "pay fixed" swaps involving the exchange of floating rate interest payments from the counterparty for fixed interest payments from us. This can effectively convert a floating rate debt obligation into a fixed rate debt obligation.

Similarly, an interest rate cap or floor agreement is a contract in which we purchase a cap or floor contract on a notional face amount. We will make an up-front payment to the counterparty for which the counterparty agrees to make future payments to us should the reference rate (typically one- or three-month LIBOR) rise above (cap agreements) or fall below (floor agreements) the "strike" rate specified in the contract. Should the reference rate rise above the contractual strike rate in a cap, we will earn cap income; should the reference rate fall below the contractual strike rate in a floor, we will earn floor income. Payments on an annualized basis will equal the contractual notional face amount multiplied by the difference between the actual reference rate and the contracted strike rate.

While a REIT may utilize these types of derivative instruments to hedge interest rate risk on its liabilities or for other purposes, such derivative instruments could generate income that is not qualified income for purposes of maintaining REIT status. As a consequence, we may only engage in such instruments to hedge such risks within the constraints of maintaining our standing as a REIT. We do not enter into derivative contracts for speculative purposes nor as a hedge against changes in credit risk.

While our strategy is to utilize interest rate swaps, caps and match-funded financings in order to limit the effects of changes in interest rates on our operations, there can be no assurance that our profitability will not be adversely affected during any period as a result of changing interest rates. As of December 31, 2003, a 100 basis point increase in short-term interest rates would effect our earnings by no more than $0.7 million per annum.

Our hedging transactions using derivative instruments also involve certain additional risks such as counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. The counterparties to our derivative arrangements are major financial institutions with high credit ratings with which we and our affiliates may also have other financial relationships. As a result, we do not anticipate that any of these counterparties will fail to meet their obligations. There can be no assurance that we will be able to adequately protect against the foregoing risks and will ultimately realize an economic benefit that exceeds the related amounts incurred in connection with engaging in such hedging strategies.

Interest rate changes may also impact our net book value as our real estate securities and related hedge derivatives are marked-to-market each quarter. Our loan investments and debt obligations are not marked-to-market. Generally, as interest rates increase, the value of our fixed rate securities, such as commercial mortgage backed securities, decreases and as interest rates decrease, the value of such securities will increase. We seek to hedge changes in value attributable to changes in interest rates by entering into interest rate swaps and other derivative instruments. In general, we would expect that over time, decreases in the value of our real estate securities portfolio attributable to interest rate changes will be offset to some degree by increases in the value of our swaps, and vice versa. However, the relationship between spreads on securities and spreads on swaps may vary from time to time, resulting in a net aggregate book value increase or decline. Our real estate securities portfolio is largely financed to maturity through long-term CBO financings that are not redeemable as a result of book value changes. Accordingly, unless there is a material impairment in value that would result in a payment not being received on a security, changes in the book value of our real estate securities portfolio will not directly affect our recurring earnings or our ability to pay a dividend. As of December 31, 2003, a 100 basis point increase in short-term interest rates would impact our net book value by approximately $32.5 million.

Credit Spread Curve Exposure

Our real estate securities are also subject to spread risk. Our fixed rate securities are valued based on a market credit spread over the rate payable on fixed rate U.S. Treasuries of like maturity. In other words, their value is dependent on the yield demanded on such securities by the market based on their credit relative to U.S. Treasuries. Excessive supply of such securities combined with reduced demand will generally cause the market to require a higher yield on such securities, resulting in the use of a higher (or "wider") spread over the benchmark rate (usually the applicable U.S. Treasury security yield) to value such securities. Under such conditions, the value of our real estate securities portfolio would tend to decline. Conversely, if the spread used to value such securities were to decrease (or "tighten"), the value of our real estate securities portfolio would tend to increase. Our floating rate securities are valued based on a market credit spread over LIBOR and are effected similarly by changes in LIBOR spreads. Such changes in the market value of our real estate securities portfolio may effect our net equity, net income or cash flow directly through their impact on unrealized gains or losses on available-for-sale securities, and therefore our ability to realize gains on such securities, or indirectly through their impact on our ability to borrow and access capital.

Furthermore, shifts in the U.S. Treasury yield curve, which represents the market's expectations of future interest rates, would also effect the yield required on our real estate securities and therefore their value. This would have similar effects on our real estate securities portfolio and our financial position and operations to a change in spreads.

Our loan portfolios are also subject to spread risk. The majority of such loans are floating rate loans, which are valued based on a market credit spread to LIBOR. The value of the loans is dependent upon the yield demanded by the market based on their credit relative to LIBOR. The value of our floating rate loans would tend to decline should the market require a higher yield on such loans, resulting in the use of a higher spread over the benchmark rate (usually the applicable LIBOR yield). Our fixed rate loans are valued based on a market credit spread over U.S. Treasuries and are effected similarly by changes in U.S. Treasury spreads. If the value of our loans subject to repurchase agreements were to decline, it could affect our ability to refinance such loans upon the maturity of the related repurchase agreements.

Any decreases in the value of our loan portfolios due to spread changes would effect us in the same way as similar changes to our real estate securities portfolio as described above, except that our loan portfolios are not marked-to-market.

As of December 31, 2003, a 25 basis point movement in credit spreads would impact our net book value by approximately $26.9 million, but would not directly affect our earnings or cash flow.

Currency Rate Exposure

Our primary foreign currency exchange rate exposures relate to our operating real estate and related leases. Our principal direct currency exposures are to the Euro and the Canadian Dollar. Changes in the currency rates can adversely impact the fair values and earnings streams of our international holdings. We have attempted to mitigate this impact in part by utilizing local currency-denominated financing on our foreign investments to partially hedge, in effect, these assets.

We have material investments in the LIV portfolio and the Bell Canada portfolio. These properties are financed utilizing debt denominated in their respective local currencies (the Euro and the Canadian Dollar). The net equity invested in these portfolios at December 31, 2003, approximately $5.5 million and $20.9 million, respectively, is exposed to foreign currency exchange risk.

Fair Value

For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges between willing parties. Accordingly, fair values can only be derived or estimated for these instruments using various valuation techniques, such as computing the present value of estimated future cash flows using discount rates commensurate with the risks involved. However, the determination of estimated future cash flows is inherently subjective and imprecise. We note that minor changes in assumptions or estimation methodologies can have a material effect on these derived or estimated fair values, and that the fair values reflected below are indicative of the interest rate, credit spread and currency rate environments as of December 31, 2003 and do not take into consideration the effects of subsequent interest rate, credit spread or currency rate fluctuations.

We note that the values of our investments in real estate securities and in derivative instruments, primarily interest rate hedges on our debt obligations, are sensitive to changes in market interest rates, interest rate spreads, credit spreads and other market factors. The value of these investments can vary, and has varied, materially from period to period.

Interest Rate Risk

We held the following interest rate risk sensitive instruments at December 31, 2003 (unaudited) (in thousands):

	Carrying Amounts December 31, 2003	Carrying Amounts December 31, 2002	December 31, 2003 Principal Balance or Notional Amount	December 31, 2003 Weighted Average Yield/ Funding Cost	Maturity Date	Fair Value December 31, 2003	Fair Value December 31, 2002
Assets:							
Real estate securities, available for sale(A)	$2,089,712	$1,069,892	$2,046,094	6.54%	(A)	$2,089,712	$1,069,892
Real estate securities portfolio deposit(B)	19,541	37,777	(B)	(B)	(B)	19,541	37,777
Other securities, available for sale(C)	221,577	11,209	238,283	8.99%	(C)	221,577	11,209
Real estate related loans(D)	341,193	—	343,668	7.26%	(D)	368,269	—
Residential mortgage loans(E)	586,237	258,198	578,330	2.94%	(E)	586,237	258,198
Interest rate caps, treated as hedges(F)	8,294	4,638	583,855	N/A	(F)	8,294	4,638
Liabilities:							
CBO bonds payable(G)	1,793,533	868,497	1,813,500	4.61%	(G)	1,836,628	892,117
Other bonds payable(H)	260,674	37,389	261,372	6.56%	(H)	282,014	36,784
Notes payable(I)	154,562	62,952	154,562	4.36%	(I)	155,058	58,970
Repurchase agreements(J)	715,783	248,169	715,783	1.97%	(J)	715,783	248,169
Interest rate swaps, treated as hedges(K)	28,881	51,110	1,250,842	N/A	(K)	28,881	51,110
Non-hedge derivative obligations(L)	747	745	(L)	N/A	(L)	747	745

(A) These securities serve as collateral for our CBO financings and contain various terms, including floating and fixed rates, self-amortizing and interest only. Their weighted average maturity is 6.36 years. The fair value of these securities is estimated by obtaining third party broker quotations, if available and practicable, and counterparty quotations.

(B) The fair value of the real estate securities portfolio deposit, related to CBO V, which is treated as a non-hedge derivative, is estimated by obtaining a counterparty quotation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for a further discussion of this deposit.

(C) These fifteen securities have a weighted average maturity of 5.28 years. One of these securities represents a subordinate interest in a securitization, eight represent asset backed securities and six represent CMBS. The fair value of these securities is estimated by obtaining third party broker quotations, if available and practicable, and counterparty quotations. The fair value of the first security, for which a quoted market price is not readily available, is estimated by means of a price/yield analysis based on our expected disposition strategy for such asset.

(D) Represents the following loan portfolios (in thousands):

Name	Loan Count	Carrying Amount	Weighted Average Yield	Weighted Average Maturity	Floating Rate Loans as a % of Carrying Amount	Fair Value
ICH CMO loans	138	$241,334	7.90%	4.63 years	3%	$268,410
Real estate related loan	1	99,859	5.71%	2.96 years	100%	99,859
		$341,193	7.26%			$368,269

The ICH CMO loans were valued by discounting expected future receipts by a rate calculated based on current market conditions for comparable financial instruments, including market interest rates and credit spreads. The other loan bears a floating rate of interest and we believe that, for similar financial instruments with comparable credit risks, its effective rate approximates a market rate. Accordingly, the carrying amount outstanding is believed to approximate fair value.

(E) This portfolio of mortgage loans bears a floating rate of interest and has a weighted maturity of 4.1 years. We believe that, for similar financial instruments with comparable credit risks, the effective rate on this portfolio approximates a market rate. Accordingly, the carrying amount of this portfolio is believed to approximate fair value.

(F) Represents cap agreements as follows (in thousands):

Notional Balance	Effective Date	Maturity Date	Capped Rate	Strike Rate	Fair Value
$252,118	Current	March 2009	1-Month LIBOR	6.50%	$2,939
252,118	Current	December 2004	1-Month LIBOR	1.32%*	716
18,000	January 2010	October 2015	3-Month LIBOR	8.00%	1,148
8,619	December 2010	June 2015	3-Month LIBOR	7.00%	1,280
53,000	May 2011	September 2015	1-Month LIBOR	7.50%	2,211
$583,855					$8,294

*up to 6.50%

The fair value of these agreements is estimated by obtaining counterparty quotations.

(G) These bonds were valued by discounting expected future payments by a rate calculated based on current market conditions for comparable financial instruments, including market interest rates and credit spreads. The weighted average maturity of the CBO bonds payable is 6.99 years. The CBO bonds payable amortize principal prior to maturity based on collateral receipts, subject to reinvestment requirements.

(H) The Bell Canada Securitization was valued, in U.S. dollars at the period end exchange rate, by discounting expected future payments by a rate calculated by imputing a spread over a market index on the date of borrowing. It amortizes principal periodically with a balloon payment at maturity in April 2012. The ICH CMO bonds were valued by discounting expected future payments by a rate calculated based on current market conditions for comparable financial instruments, including market interest rates and credit spreads. They amortize principal prior to maturity based on collateral receipts and their final stated maturity is in June 2008.

(I) The LIV mortgage was valued, in U.S. dollars at the period end exchange rate, by discounting expected future payments by a rate calculated by imputing a spread over a market index on the date of borrowing. It amortizes principal periodically with a balloon payment at maturity in November 2006. The real estate loan financing matures in November 2006, bears a floating rate of interest and amortizes principal based on collateral receipts. We believe that, for similar financial instruments with comparable credit risks, its effective rate approximates a market rate. Accordingly, the carrying amount outstanding is believed to approximate fair value.

(J) These agreements bear floating rates of interest and we believe that, for similar financial instruments with comparable credit risks, the effective rates approximate market rates. Accordingly, the carrying amounts outstanding are believed to approximate fair value. These agreements mature in one to three months.

(K) Represents swap agreements as follows (in thousands):

Notional Balance	Effective Date	Maturity Date	Swapped Rate	Fixed Rate	Fair Value
$ 90,382	Current	July 2005	1-Month LIBOR	6.1755%	$ 3,425
290,000	Current	April 2011	3-Month LIBOR	5.9325%	32,042
276,060	Current	March 2013	3-Month LIBOR	3.8650%	(9,644)
192,500	Current	March 2015	1-Month LIBOR	4.8880%	7,163
295,400	December 2004	March 2009	1-Month LIBOR*	3.1250%	(4,549)
11,000	Current	November 2008	1-Month LIBOR	3.5400%	2
9,000	Current	July 2018	1-Month LIBOR	4.8300%	141
6,500	Current	November 2018	1-Month LIBOR	4.4800%	88
80,000	Current	January 2009	1-Month LIBOR	3.6500%	213
$1,250,842					$28,881

*up to 6.50%

The fair value of these agreements is estimated by obtaining counterparty quotations.

(L) These are two essentially offsetting interest rate caps and two essentially offsetting interest rate swaps, each with notional amounts of $32.5 million, an interest rate cap with a notional balance of $17.5 million, and an interest rate cap with a notional balance of approximately $62.4 million. The maturity date of the purchased swap is July 2009; the maturity date of the sold swap is July 2014, the maturity date of the $32.5 million caps is July 2038, the maturity date of the $17.5 million cap is July 2009, and the maturity date of the $62.4 million cap is August 2004. They have been valued by reference to counterparty quotations.

Currency Risk

We held the following currency rate risk sensitive balances at December 31, 2003 (unaudited) (U.S. dollars; in thousands, except exchange rates):

	Carrying Amount (USD)	Local Currency	Current Exchange Rate to USD	Effect of a 5% Negative Change in Euro Rate	Effect of a 5% Negative Change in CAD Rate
Assets:					
LIV portfolio	$78,149	Euro	0.79397	$(3,907)	N/A
Bell Canada portfolio	54,250	CAD	1.29700	N/A	$(2,713)
LIV other, net	1,961	Euro	0.79397	(98)	N/A
Bell Canada other, net	8,801	CAD	1.29700	N/A	(440)
Liabilities:					
LIV mortgage	74,562	Euro	0.79397	3,728	N/A
Bell Canada Securitization	42,168	CAD	1.29700	N/A	2,108
Total at December 31, 2003				**$ (277)**	**$(1,045)**
Total at December 31, 2002				$ (402)	$ (918)

USD refers to U.S. dollars; CAD refers to Canadian dollars.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except share data)

	December 31, 2003	December 31, 2002
ASSETS		
Real estate securities, available for sale—Note 4	$2,089,712	$1,069,892
Real estate securities portfolio deposit—Note 4	19,541	37,777
Other securities, available for sale—Note 4	221,577	11,209
Real estate related loans, net—Note 5	341,193	—
Investments in unconsolidated subsidiaries—Note 3	30,640	—
Operating real estate, net—Note 6	102,995	113,652
Real estate held for sale—Note 6	29,404	3,471
Residential mortgage loans, net—Note 5	586,237	258,198
Cash and cash equivalents	60,403	45,463
Restricted cash	13,132	10,380
Deferred costs, net	10,304	6,489
Receivables and other assets	27,943	16,036
	$3,533,081	$1,572,567
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
CBO bonds payable—Note 8	$1,793,533	$ 868,497
Other bonds payable—Note 8	260,674	37,389
Notes payable—Note 8	154,562	62,952
Repurchase agreements—Note 8	715,783	248,169
Derivative liabilities—Note 7	32,457	54,095
Dividends payable	16,703	9,161
Due to affiliates—Note 10	2,445	1,335
Accrued expenses and other liabilities	17,561	6,728
	2,993,718	1,288,326
Commitments and contingencies—Notes 9, 10 and 11	—	—
Stockholders' Equity		
Preferred stock, $0.01 par value, 100,000,000 shares authorized, 2,500,000 shares of Series B Cumulative Redeemable Preferred Stock, liquidation preference $25.00 per share, issued and outstanding at December 31, 2003	62,500	—
Common stock, $0.01 par value, 500,000,000 shares authorized, 31,374,833 and 23,488,517 shares issued and outstanding at December 31, 2003 and 2002, respectively	314	235
Additional paid-in capital	451,806	290,935
Dividends in excess of earnings—Note 2	(14,670)	(13,966)
Accumulated other comprehensive income—Note 2	39,413	7,037
	539,363	284,241
	$3,533,081	$1,572,567

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except share data)

	Year Ended December 31,		
	2003	2002	2001
Revenues			
Interest income	$134,669	$ 73,172	$ 48,967
Rental and escalation income	21,330	17,973	18,337
Gain on settlement of investments	13,179	11,417	8,438
Management fee from affiliate—Note 3	—	4,470	8,941
Incentive income from affiliate—Note 3	—	(1,218)	28,709
	169,178	105,814	113,392
Expenses			
Interest expense	81,561	48,121	34,051
Property operating expense	9,015	7,907	7,898
Loan and security servicing expense	2,154	655	254
General and administrative expense	4,030	2,718	1,386
Management fee to affiliate—Notes 3 and 10	6,468	9,250	14,687
Incentive compensation to affiliate—Notes 3 and 10	6,226	2,856	17,188
Depreciation and amortization	2,260	2,456	2,976
	111,714	73,963	78,440
Income before equity in earnings of unconsolidated subsidiaries	57,464	31,851	34,952
Equity in earnings of unconsolidated subsidiaries—Note 3	862	362	2,807
Income from continuing operations	58,326	32,213	37,759
Income (loss) from discontinued operations—Note 6	(2,208)	(718)	5,912
Net Income	56,118	31,495	43,671
Preferred dividends and related accretion	(4,773)	(1,162)	(2,540)
Income Available for Common Stockholders	$ 51,345	$ 30,333	$ 41,131
Net Income Per Share of Common Stock			
Basic	$ 1.98	$ 1.68	$ 2.49
Diluted	$ 1.96	$ 1.68	$ 2.49
Income from continuing operations per share of common stock, after preferred dividends and related accretion			
Basic	$ 2.07	$ 1.72	$ 2.13
Diluted	$ 2.05	$ 1.72	$ 2.13
Income (loss) from discontinued operations per share of common stock			
Basic	$ (0.09)	$ (0.04)	$ 0.36
Diluted	$ (0.09)	$ (0.04)	$ 0.36
Weighted Average Number of Shares of Common Stock Outstanding			
Basic	25,898,288	18,080,298	16,492,708
Diluted	26,140,777	18,090,052	16,492,708
Dividends Declared Per Share of Common Stock	$ 1.95	$ 2.05	$ 2.00

See notes to consolidated financial statements.

For the Years Ended December 31, 2003, 2002 and 2001
(dollars in thousands)

	Preferred Stock	
	Shares	Amount
Stockholders' Equity—December 31, 2002	—	$ —
Dividends declared	—	—
Issuance of preferred stock	2,500,000	62,500
Issuance of common stock	—	—
Issuance of common stock to directors	—	—
Exercise of common stock options	—	—
Comprehensive income:		
Net income	—	—
Unrealized gain on securities	—	—
Realized (gain) on securities: reclassification adjustment	—	—
Foreign currency translation	—	—
Foreign currency translation: reclassification adjustment	—	—
Unrealized (loss) on derivatives designated as cash flow hedges	—	—
Total comprehensive income		
Stockholders' Equity—December 31, 2003	2,500,000	$ 62,500

	Redeemable Preferred Stock	
Stockholders' Equity—December 31, 2001	1,020,517	$ 20,410
Dividends declared by predecessor prior to commencement of our operations	—	—
Distribution to predecessor upon commencement of our operations	—	—
Dividends declared to predecessor after commencement of our operations, but prior to our initial public offering	—	—
Redemption of redeemable preferred stock	(1,020,517)	(20,410)
Initial public offering of shares of common stock	—	—
Dividends declared subsequent to our initial public offering	—	—
Comprehensive income:		
Net income	—	—
Unrealized gain on securities	—	—
Realized (gain) on securities: reclassification adjustment	—	—
Foreign currency translation	—	—
Foreign currency translation: reclassification adjustment	—	—
Unrealized (loss) on derivatives designated as cash flow hedges	—	—
Realized (gain) on derivatives designated as cash flow hedges: reclassification adjustment	—	—
Total comprehensive income		
Stockholders' Equity—December 31, 2002	—	$ —
Stockholders' Equity—December 31, 2000	1,020,517	$ 20,167
Dividends declared	—	—
Redemption of common stock	—	—
Accretion of redeemable preferred stock	—	243
Transition adjustment—deferred hedge gains and losses	—	—
Comprehensive income:		
Net income	—	—
Unrealized gain on securities	—	—
Unrealized loss on securities: reclassification adjustment	—	—
Foreign currency translation	—	—
Foreign currency translation: reclassification adjustment	—	—
Unrealized (loss) on derivatives designated as cash flow hedges	—	—
Unrealized loss derivatives designated as cash flow hedges: reclassification adjustment	—	—
Total comprehensive income		
Stockholders' Equity—December 31, 2001	1,020,517	$ 20,410

See notes to consolidated financial statements.

Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Dividends in Excess of Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
23,488,517	$235	$290,935	$(13,966)	$ 7,037	$ 284,241
—	—	—	(56,822)	—	(56,822)
—	—	(2,436)	—	—	60,064
7,882,276	79	163,242	—	—	163,321
1,540	—	30	—	—	30
2,500	—	35	—	—	35
—	—	—	56,118	—	56,118
—	—	—	—	23,670	23,670
—	—	—	—	(13,185)	(13,185)
—	—	—	—	4,653	4,653
—	—	—	—	396	396
—	—	—	—	16,842	16,842
					88,494
31,374,833	$314	$451,806	$(14,670)	$ 39,413	$ 539,363
16,488,517	$165	$309,356	$ (7,767)	$ 8,791	$ 310,545
—	—	—	(20,949)	—	(20,949)
—	—	(98,378)	—	(11,075)	(109,453)
—	—	—	(7,584)	—	(7,584)
—	—	—	—	—	—
7,000,000	70	79,957	—	—	80,027
—	—	—	(9,161)	—	(9,161)
—	—	—	31,495	—	31,495
—	—	—	—	62,170	62,170
—	—	—	—	(4,364)	(4,364)
—	—	—	—	4,387	4,387
—	—	—	—	(496)	(496)
—	—	—	—	(52,102)	(52,102)
—	—	—	—	(274)	(274)
					40,816
23,488,517	$235	$290,935	$(13,966)	$ 7,037	$ 284,241
16,499,765	$165	$309,551	$ (7,666)	$ (1,395)	$ 300,655
—	—	—	(43,529)	—	(43,529)
(11,248)	—	(195)	—	—	(195)
—	—	—	(243)	—	(243)
—	—	—	—	4,064	4,064
—	—	—	43,671	—	43,671
—	—	—	—	19,695	19,695
—	—	—	—	954	954
—	—	—	—	(3,198)	(3,198)
—	—	—	—	29	29
—	—	—	—	(11,563)	(11,563)
—	—	—	—	205	205
					49,793
16,488,517	$165	$309,356	$ (7,767)	$ 8,791	$ 310,545

(dollars in thousands)

	Year Ended December 31,		
	2003	2002	2001
Cash Flows From Operating Activities			
Net income	$ 56,118	$ 31,495	$ 43,671
Adjustments to reconcile net income to net cash provided by operating activities (inclusive of amounts related to discontinued operations):			
Depreciation and amortization	3,085	8,603	13,996
Accretion of discount and other amortization	(3,761)	(4,767)	(3,284)
Equity in earnings of unconsolidated subsidiaries	(862)	(362)	(2,807)
Accrued incentive (income) loss from affiliate	—	1,218	(11,715)
Non-cash incentive compensation to affiliate	—	14	(83)
Deferred rent	(1,853)	(1,353)	(1,964)
Gain on settlement of investments	(11,789)	(9,619)	(10,386)
Unrealized gain on non-hedge derivatives	(3,696)	—	—
Non-cash directors' compensation	30	—	—
Change in:			
Restricted cash	(2,564)	(3,186)	1,308
Receivables and other assets	(9,403)	(4,449)	2,687
Due to affiliates	1,110	(1,506)	3,580
Accrued expenses and other liabilities	11,177	5,469	(555)
Net cash provided by operating activities	37,592	21,557	34,448
Cash Flows From Investing Activities			
Purchase of real estate securities	(1,203,439)	(695,354)	(73,365)
Proceeds from sale of real estate securities	204,834	276,704	105,722
Deposit on real estate securities (treated as a derivative)	(59,676)	(37,125)	(23,631)
Purchase of other securities	(256,777)	(10,816)	(7,680)
Proceeds from sale of other securities	50,196	—	10,274
Purchase of loans	(633,043)	(259,697)	—
Repayments of loan and security principal	105,848	15,217	75,324
Proceeds from settlement of loans	164,404	372	29,069
Purchase and improvement of operating real estate	(576)	(2,250)	(4,495)
Proceeds from sale of operating real estate	5,331	42,492	—
Contributions to unconsolidated subsidiaries	(30,871)	(19,991)	(25,829)
Distributions from unconsolidated subsidiaries	1,087	8,265	25,814
Payment of deferred transaction costs	—	(508)	(5,150)
Net cash provided by (used in) investing activities	(1,652,682)	(682,691)	106,053

	Year Ended December 31,		
	2003	2002	2001
Cash Flows From Financing Activities			
Issuance of CBO bonds payable	$ 921,503	$ 438,787	$ 18,418
Repayments of CBO bonds payable	—	(17,742)	—
Issuance of other bonds payable	—	37,001	—
Repayments of other bonds payable	(6,413)	(8,151)	(64,175)
Borrowings under notes payable	80,000	62,952	—
Repayments of notes payable	(906)	(119,670)	(4,157)
Borrowings under repurchase agreements	663,120	246,712	10,000
Repayments of repurchase agreements	(195,506)	—	(24,837)
Draws under credit facility	—	20,000	21,000
Repayments of credit facility	—	(1,750)	(34,000)
Minority interest distributions	—	—	(5,090)
Issuance of common stock	168,610	91,000	—
Costs related to issuance of common stock	(5,289)	(10,185)	—
Redemption of common stock	—	—	(195)
Exercise of common stock options	35	—	—
Issuance of preferred stock	62,500	—	—
Costs related to issuance of preferred stock	(2,436)	—	—
Redemption of preferred stock	—	(20,410)	—
Dividends paid	(49,280)	(27,522)	(34,796)
Distribution of cash to predecessor	—	(12,423)	—
Payment of deferred financing costs	(5,908)	(3,362)	(1,884)
Net cash provided by (used in) financing activities	1,630,030	675,237	(119,716)
Net Increase (Decrease) in Cash and Cash Equivalents	14,940	14,103	20,785
Cash and Cash Equivalents, Beginning of Period	45,463	31,360	10,575
Cash and Cash Equivalents, End of Period	$ 60,403	$ 45,463	$ 31,360
Supplemental Disclosure of Cash Flow Information			
Cash paid during the period for interest expense	$ 80,522	$ *56,365*	$ *61,640*
Supplemental Schedule of Non-Cash Investing and Financing Activities			
Common stock dividends declared but not paid	$ 15,687	$ 9,161	$ 8,244
Preferred stock dividends declared but not paid	$ 1,016	$ —	$ 638
Deposit used in acquisition of real estate securities (treated as a derivative)	$ 81,492	$ 23,631	$ —
Contribution of assets to unconsolidated subsidiary	$ —	$ 1,454	$ —
Distribution of non-cash assets and liabilities to predecessor	$ —	$ 97,030	$ —
Consolidation of ICH CMO	$ 221,773	$ —	$ —

See notes to consolidated financial statements.

(dollars in tables in thousands, except per share data)

1. ORGANIZATION

Newcastle Investment Corp. (and subsidiaries, "Newcastle") is a Maryland corporation that was formed in June 2002. Newcastle conducts its business through four primary segments: (i) real estate securities, (ii) real estate related loans, (iii) operating real estate, primarily credit leased operating real estate, and (iv) residential mortgage loans.

Newcastle was formed as a wholly-owned subsidiary of Newcastle Investment Holdings Corp. ("Holdings") for the purpose of separating the real estate securities and certain of the credit leased operating real estate businesses from Holdings' other investments. Prior to Newcastle's initial public offering, Holdings contributed to Newcastle certain assets and liabilities in exchange for 16,488,517 shares of Newcastle's common stock. For accounting purposes, this transaction is presented as a reverse spin-off, whereby Newcastle is treated as the continuing entity and the assets that were retained by Holdings and not contributed to Newcastle are accounted for as if they were distributed at their historical book basis through a spin-off to Holdings. Newcastle's operations commenced on July 12, 2002. On May 19, 2003, Holdings distributed to its stockholders all of the shares of Newcastle's common stock that it held, and it no longer owns any of Newcastle's equity. Approximately 2.3 million of such shares are held by to an affiliate of the Manager (see below).

In October 2002, Newcastle sold 7.0 million shares of its common stock in a public offering (the "IPO") at a price to the public of $13.00 per share, for net proceeds of approximately $80.0 million. In July 2003, Newcastle sold 4.6 million shares of its common stock in a public offering at a price to the public of $20.35 per share, for net proceeds of approximately $88.6 million. In December 2003, Newcastle sold 3.3 million shares of its common stock in a public offering at a price to the public of $22.85 per share, for net proceeds of approximately $75.0 million. Newcastle had 31,374,833 shares of common stock outstanding at December 31, 2003.

In March 2003, Newcastle issued 2.5 million shares of its 9.75% Series B Cumulative Redeemable Preferred Stock (the "Series B Preferred") in a public, registered offering for net proceeds of approximately $60.1 million. The Series B Preferred is non-voting, has a $25 per share liquidation preference, no maturity date and no mandatory redemption. Newcastle has the option to redeem the Series B Preferred beginning in March 2008.

Newcastle is organized and conducts its operations to qualify as a real estate investment trust ("REIT") for federal income tax purposes. As such, Newcastle will generally not be subject to federal income tax on that portion of its income that is distributed to stockholders if it distributes at least 90% of its REIT taxable income to its stockholders by prescribed dates and complies with various other requirements.

Newcastle is party to a management agreement (the "Management Agreement") with Fortress Investment Group LLC (the "Manager"), an affiliate, under which the Manager advises Newcastle on various aspects of its business and manages its day-to-day operations, subject to the supervision of Newcastle's board of directors. For its services, the Manager receives an annual management fee and incentive compensation, both as defined in the Management Agreement. The Manager also manages, among other entities, Holdings and Fortress Investment Fund LLC ("Fund I"). For a further discussion of the Management Agreement, see Note 10.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Basis of Accounting—The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The consolidated financial statements include the accounts of Newcastle and its consolidated subsidiaries, subsequent to the date of commencement of its operations, and also include the accounts of its predecessor, Holdings, prior to such date. All significant intercompany transactions and balances have been eliminated. Newcastle consolidates those entities in which it has an investment of 50% or more and has control over significant operating, financial and investing decisions of the entity.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 "Consolidation of Variable Interest Entities" which explains how to identify variable interest entities and how to assess whether to consolidate such entities. As a result of this interpretation, Newcastle consolidated the ICH CMO (Note 5).

In December 2003, Financial Accounting Standards Board Interpretation ("FIN") No. 46R "Consolidation of Variable Interest Entities" was issued as a modification of FIN 46. FIN 46R, which becomes effective in the first quarter of 2004, clarifies the methodology for determining whether an entity is a variable interest entity ("VIE") and the methodology for assessing who is the primary beneficiary of a VIE. Under FIN 46R, only the primary beneficiary of a VIE may consolidate the VIE. Newcastle has historically consolidated its four existing CBO transactions (the "CBO Entities") because it owns the entire equity interest in each of them, representing a substantial portion of their capitalization, and it controls the management and resolution of their assets. Newcastle is in the process of determining what effect, if any, FIN 46R will have on whether it should continue to consolidate the CBO Entities.

VIEs are defined as entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. We believe the CBO Entities did not meet the definition of VIEs under FIN 46 but will probably be classified as VIEs under FIN 46R because Newcastle's control over such entities is primarily a result of its rights as their collateral manager rather than a result of its equity interest.

A VIE is required to be consolidated by its primary beneficiary, and only by its primary beneficiary, which is defined as the party who will absorb a majority of the VIE's expected losses or receive a majority of the expected residual returns as a result of holding variable interests. If the CBO Entities had met the definition of a VIE under FIN 46, Newcastle would have met the FIN 46 criteria to be the primary beneficiary of the CBO Entities due to its substantial equity interest. Newcastle is in the process of determining whether it is the primary beneficiary of each of the CBO Entities under the revised standards of FIN 46R, which is determined on a case-by-case basis.

If it is determined that Newcastle is not the primary beneficiary of a CBO Entity, Newcastle would have to deconsolidate it. A deconsolidation of any of the CBO Entities would cause a material reduction of Newcastle's assets and liabilities. However, Newcastle believes that deconsolidation should not have a material affect on Newcastle's results of operations.

For entities over which Newcastle or Holdings exercised significant influence, but which did not meet the requirements for consolidation, Newcastle uses (and Holdings used) the equity method of accounting whereby it records its share of the underlying income of such entities. Newcastle owns an equity method investment in a limited liability company (Note 3) which is an investment company and therefore maintains its financial records on a fair value basis. Newcastle has retained such accounting relative to its investment in such company pursuant to the Emerging Issues Task Force ("EITF") Issue No. 85-12 "Retention of Specialized Accounting for Investments in Consolidation."

Minority interest represented the ownership in certain consolidated subsidiaries held by entities other than Holdings. Newcastle does not have any minority interest ownership.

Holdings is a Maryland corporation that invested in real estate related assets. Its primary businesses were investing in (1) real estate securities, (2) operating real estate, primarily credit leased operating real estate, (3) Fund I and (4) mortgage loans.

Holdings' investments in real estate securities and a portion of its investments operating real estate were transferred to Newcastle in connection with it organization. The operating real estate (GSA Portfolio—Note 6) and mortgage loans distributed to Holdings have been treated as discontinued operations, because they constituted a component of an entity, while the other operations distributed to Holdings, including the investment in Fund I, have not been treated as such, because they did not constitute a component of an entity as defined in Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets."

Risks and Uncertainties—In the normal course of business, Newcastle encounters primarily two significant types of economic risk: credit and market. Credit risk is the risk of default on Newcastle's securities, loans, leases, and derivatives that results from a borrower's, lessee's or derivative counterparty's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of investments in securities, loans and real estate or in derivatives due to changes in interest rates, spreads or other market factors, including the value of the collateral underlying loans and securities and the valuation of real estate held by Newcastle. Management believes that the carrying values of its investments are reasonable taking into consideration these risks along with estimated collateral values, payment histories, and other borrower information.

Newcastle invests in real estate located outside of the United States. Newcastle's non-U.S. investments are subject to the same risks associated with its United States operations as well as additional risks, such as fluctuations in foreign currency exchange rates, unexpected changes in regulatory requirements, heightened risk of political and economic instability, difficulties in managing international operations, potentially adverse tax consequences and the burden of complying with a wide variety of foreign laws.

Additionally, Newcastle is subject to significant tax risks. If Newcastle were to fail to qualify as a REIT in any taxable year, Newcastle would be subject to U.S. federal corporate income tax (including any applicable alternative minimum tax), which could be material. In addition, if Holdings failed to qualify as a REIT and Newcastle is treated as a successor to Holdings, this could cause Newcastle to likewise fail to qualify as a REIT. Unless entitled to relief under certain statutory provisions, Newcastle would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Federal Income Taxes and Dividends—Newcastle expects to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). A REIT will generally not be subject to U.S. federal corporate income tax on that portion of its net income that is distributed to stockholders if it distributes at least 90% of its REIT taxable income to its stockholders by prescribed dates and complies with various other requirements.

(dollars in tables in thousands, except per share data)

Since Newcastle distributed 100% of its 2003 and 2002 taxable income, no provision has been made for U.S. federal corporate income taxes in the accompanying consolidated financial statements.

Distributions relating to 2003 amounted to $1.95 per share of common stock. Of this amount, approximately $1.57 was taxable in 2003 and $0.38 relates to 2004 for tax purposes. Distributions relating to 2002 amounted to $0.85 per share of common stock. Of this amount, approximately $0.577 was taxable in 2002 and $0.273 relates to 2003 for tax purposes. Distributions relating to 2003 and 2002 were taxable as follows:

	Dividends Per Share	Ordinary Income	Capital Gains	Return of Capital
2003	**$1.843**	**77.66%**	**22.34%**	**None**
2002	$0.577	100.00%	None	None

The distributions disclosed above do not include the distributions made by our predecessor, Holdings. Holdings made per share distributions of $2.00 in 2001 and $1.20 in 2002 prior to the commencement of our operations. Holdings also elected to be taxed as a REIT.

Dividends in Excess of Earnings includes $(14.5) million related to the operations of our predecessor.

Earnings Per Share—Newcastle is required to present both basic and diluted earnings per share ("EPS"). Basic EPS is calculated by dividing net income available for common stockholders by the weighted average number of shares of common stock outstanding during each period. Diluted EPS is calculated by dividing net income available for common stockholders by the weighted average number of shares of common stock outstanding plus the additional dilutive effect of common stock equivalents during each period. Newcastle's common stock equivalents are its stock options (Note 9). Based upon the treasury stock method, Newcastle did not have any dilutive common stock equivalents during 2001. During 2003 and 2002, based on the treasury stock method, Newcastle had 242,489 and 9,754 dilutive common stock equivalents, respectively, resulting from its outstanding options. Net income available for common stockholders is equal to net income less preferred dividends, and less the accretion of the discount on Holdings' Series A Preferred which was fully redeemed in June 2002.

Comprehensive Income—Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances, excluding those resulting from investments by and distributions to owners. For Newcastle's purposes, comprehensive income represents net income, as presented in the statements of operations, adjusted for net foreign currency translation adjustments and unrealized gains or losses on real estate securities available for sale and derivatives designated as cash flow hedges. The following table summarizes our accumulated other comprehensive income:

	December 31,	
	2003	2002
Net unrealized gains on securities	**$ 80,361**	$ 69,876
Net unrealized (losses) on derivatives designated as cash flow hedges	**(44,199)**	(61,041)
Net foreign currency translation adjustments	**3,251**	(1,798)
Accumulated other comprehensive income	**$ 39,413**	$ 7,037

Revenue Recognition

Real Estate Securities and Loans Receivable—Newcastle invests in real estate securities, including commercial mortgage backed securities (including B-notes), senior unsecured debt issued by property REITs and real estate related asset backed securities. Newcastle also invests in loans and pools of loans, including real estate related loans and residential mortgage loans. Loans receivable are presented in the consolidated balance sheet net of any unamortized discount (or gross of any unamortized premium) and an allowance for loan losses. Discounts or premiums are accreted into interest income on an effective yield or "interest" method, based upon a comparison of actual collections and expected collections, through the expected maturity date of the security or loan. Income is not accrued on non-performing securities or loans; cash received on such securities or loans is treated as income to the extent of interest previously accrued. Interest income with respect to non-discounted securities or loans is recognized on an accrual basis. Deferred fees and costs are recognized as interest income over the terms of the securities or loans using the interest method. Upon settlement of securities and loans, the excess (or deficiency) of net proceeds over the net carrying value of the security or loan is recognized as a gain (or loss) in the period of settlement.

Allowance for Security and Loan Losses—Newcastle periodically evaluates securities and loans for impairment. Securities and loans are considered to be impaired, for financial reporting purposes, when it is probable that Newcastle will be unable to collect all principal or interest when due according to the contractual terms of the original agreements, or, for securities or loans purchased at a discount for credit losses, when Newcastle determines that it is probable that it will be unable to collect as anticipated. Upon determination of impairment, Newcastle establishes specific valuation allowances, through provisions for losses, based on the estimated fair value of the underlying collateral using a discounted cash flow analysis. The allowance for each security or loan is maintained at a level believed adequate by management to absorb probable losses, based on periodic reviews of actual and expected losses. It is Newcastle's policy to establish an allowance for uncollectible interest on performing securities or loans that are past due more than 90 days or sooner when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. Upon such a determination, those loans are deemed to be non-performing. Actual losses may differ from Newcastle's estimates.

Rental and Escalation Income—Contractual minimum rental income is recognized on a straight-line basis over the terms of the related operating leases. The excess of straight-line rents above contractual amounts was $1.9 million, $1.4 million and $2.0 million during 2003, 2002 and 2001, respectively. Expense recoveries are included in rental and escalation income.

Management Fee and Incentive Income from Affiliate—These income items relate to Holdings' investment in Fund I which was not transferred to Newcastle and is not part of our ongoing operations. For a further discussion of this income, see Note 3.

Expense Recognition

Interest Expense—Newcastle finances its investments using both fixed and floating rate debt, including repurchase agreements, mortgages, securitizations, and other financing vehicles. Certain of this debt has been issued at discounts. Discounts are accreted into interest expense on the interest method through the expected maturity date of the financing.

Deferred Costs—Deferred costs consist primarily of costs incurred in obtaining financing (amortized over the term of such financing using the interest method) and the cost of interest rate caps (amortized as described below). During 2003, 2002 and 2001, approximately $1.5 million, $1.4 million and $1.9 million of such costs were amortized into interest expense, respectively.

Derivatives and Hedging Activities—In January 2001, Newcastle adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as either a cash flow hedge, a fair value hedge or a hedge of a net investment in a foreign operation.

Derivative transactions are entered into by Newcastle solely for risk-management purposes, except for the real estate securities portfolio deposit as described in Note 4. The decision of whether or not a given transaction/position (or portion thereof) is hedged is made on a case-by-case basis, based on the risks involved and other factors as determined by senior management, including restrictions imposed by the Code among others. In determining whether to hedge a risk, Newcastle may consider whether other assets, liabilities, firm commitments and anticipated transactions already offset or reduce the risk. All transactions undertaken as hedges are entered into with a view towards minimizing the potential for economic losses that could be incurred by Newcastle. Generally, all derivatives entered into are intended to qualify as hedges under GAAP, unless specifically stated otherwise. To this end, terms of hedges are matched closely to the terms of hedged items.

Description of the Risks Being Hedged

1) Interest rate risk, existing positions—Newcastle generally hedges the aggregate risk of interest rate fluctuations with respect to its borrowings, regardless of the form of such borrowings, which require payments based on a variable interest rate index. Newcastle generally intends to hedge only the risk related to changes in the benchmark interest rate (LIBOR or a Treasury rate).

   In order to reduce such risks, Newcastle may enter into swap agreements whereby Newcastle would receive floating rate payments in exchange for fixed rate payments, effectively converting the borrowing to fixed rate. Newcastle may also enter into cap agreements whereby, in exchange for a fee, Newcastle would be reimbursed for interest paid in excess of a certain cap rate.

2) Interest rate risk, anticipated transactions—Newcastle may hedge the aggregate risk of interest rate fluctuations with respect to anticipated transactions, primarily anticipated borrowings. The primary risk involved in an anticipated borrowing is that interest rates may increase between the date the transaction becomes probable and the date of consummation. Newcastle generally intends to hedge only the risk related to changes in the benchmark interest rate (LIBOR or a Treasury rate).

   In order to "lock in" the rate on the date of forecast, Newcastle may enter into swap agreements whereby Newcastle would receive fixed rate payments in exchange for floating rate payments. The value of such a swap should vary inversely with the expected proceeds of a given fixed rate borrowing in the future, assuming the terms of the swap and borrowing are properly matched. At the date the borrowing occurs, the swap is unwound at a gain or loss which should equal the change in expected

(dollars in tables in thousands, except per share data)

proceeds between the date of forecast and the date of consummation which result from changes in market interest rates, effectively hedging such changes. At December 31, 2003, no such derivative transactions were outstanding.

3) Foreign currency rate risk, net investments—Newcastle may hedge the aggregate risk of fluctuations in the exchange rate between a foreign currency, in which Newcastle has made a net investment, and the U.S. dollar.

   In order to reduce the risk, Newcastle may maintain a short position in the applicable foreign currency. The amount of the position would be equal to the anticipated net equity in the foreign investment at a forward date, as denominated in the foreign currency. This effectively locks in the current exchange rate on Newcastle's net equity position for the period of such position. At December 31, 2003, no such derivative transactions were outstanding.

Cash Flow Hedges

Newcastle, including its predecessor Holdings, has employed interest rate swaps primarily in four ways: (i) to hedge its exposure to changes in market interest rates with respect to its floating rate debt, (ii) to hedge the anticipated securitization known as the CBO I financing (Note 8), which occurred in July 1999, and (iii) to hedge fluctuations in the fair value of the fixed lease payments underlying its operating real estate in Canada. Interest on approximately $252.1 million and $955.4 million in principal amount of Newcastle's floating rate debt was designated as the hedged items to interest rate cap and swap agreements at December 31, 2003, respectively.

To qualify for cash flow hedge accounting, interest rate swaps and caps must meet certain criteria, including (1) the items to be hedged expose Newcastle to interest rate risk, (2) the interest rate swaps or caps are highly effective in reducing Newcastle's exposure to interest rate risk, and (3) with respect to an anticipated transaction, such transaction is probable. Correlation and effectiveness are periodically assessed based upon a comparison of the relative changes in the fair values or cash flows of the interest rate swaps and caps and the items being hedged.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss, and net payments received or made, on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. No material ineffectiveness was recorded during the years ended December 31, 2003, 2002 or 2001. Costs incurred in connection with the purchase of interest rate caps, treated as cash flow hedges, are amortized into interest expense based on the estimated value of such cap for each period covered by such cap.

With respect to interest rate swaps which have been designated as hedges of anticipated financings, periodic net payments were recognized currently as adjustments to interest expense; any gain or loss from fluctuations in the fair value of the interest rate swaps was recorded as a deferred hedging gain or loss and treated as a component of the anticipated transaction at the time of such transaction. Pursuant to SFAS No. 133, such net amounts were reclassified to accumulated other comprehensive income at January 1, 2001. In the event the anticipated refinancing failed to occur as expected, the deferred hedging credit or charge was recognized currently in income. Newcastle's hedges of such refinancing were terminated upon the consummation of such refinancing. As of December 31, 2003 and 2002, $(3.4) million and $1.4 million of such gains (losses) were deferred, net of amortization, respectively.

With respect to interest rate swaps which were designated as hedges of the fair value of lease payments, periodic net payments and any gain or loss from fluctuations in the fair value of the interest rate swaps were capitalized as adjustments to deferred rent and are being recognized over the term of the leases as adjustments to rental income. Pursuant to SFAS No. 133, such net amounts were reclassified to accumulated other comprehensive income at January 1, 2001. Newcastle's hedge of such payments was terminated in 1999. As of December 31, 2003 and 2002, $1.4 million and $1.5 million of such losses were deferred, net of amortization, respectively.

SFAS No. 133 resulted in a change in Newcastle's method of accounting for interest rate caps and swaps used as hedges. As a result of this change, Newcastle recorded a transition gain adjustment to other comprehensive income of approximately $4.1 million on January 1, 2001. During the years ended December 31, 2003, 2002 and 2001, Newcastle recorded an aggregate of $16.8 million, $(52.4) million and $(11.4) million of net gain (loss) to other comprehensive income and an aggregate of $4.8 million, $4.6 million and $4.7 million of gain to earnings, as an adjustment to interest expense, respectively, related to such hedges. Newcastle expects to reclassify approximately $1.8 million of net gain on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months due to amortization of net deferred hedge gains.

With respect to interest rate swaps and caps that have not been designated as hedges, any net payments under, or fluctuations in the fair value of, such swaps and caps has been recognized currently in income.

Newcastle's derivative financial instruments contain credit risk to the extent that its bank counterparties may be unable to meet the terms of the agreements. Newcastle minimizes such risk by limiting its counterparties to highly rated major financial institutions with good credit ratings. In addition, the potential risk of loss with any one party resulting from this type of credit risk is monitored. Management does not expect any material losses as a result of default by other parties. Newcastle does not require collateral.

Management Fees and Incentive Compensation to Affiliate—These represent amounts due to the Manager pursuant to the Management Agreement as well as amounts due to the Manager related to Holdings' investment in Fund I, which were passed through Holdings' income statement on a gross basis through the date of the commencement of our operations. For further information on the Management Agreement, see Note 10. For further information the Fund I related expenses, see Note 3.

Balance Sheet Measurement

Investment in Real Estate and Other Securities—Newcastle has classified its investments in real estate and other securities as available for sale. Securities available for sale are carried at market value with the net unrealized gains or losses reported as a separate component of accumulated other comprehensive income. At disposition, the net realized gain or loss is determined on the basis of the cost of the specific investments and is included in earnings. Unrealized losses on securities are charged to earnings if they reflect a decline in value that is other than temporary.

Investment in Loans—Real estate related and residential mortgage loans receivable are presented net of any unamortized discount (or gross of any unamortized premium) and an allowance for loan losses.

Investment in Operating Real Estate—Operating real estate is recorded at cost less accumulated depreciation. Depreciation is computed on a straight-line basis. Buildings are depreciated over 40 years. Major improvements are capitalized and depreciated over their estimated useful lives. Fees and costs incurred in the successful negotiation of leases are deferred and amortized on a straight-line basis over the terms of the respective leases. Expenditures for repairs and maintenance are expensed as incurred. Newcastle adopted SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" in 2002. Pursuant to such pronouncement, Newcastle reviews its real estate assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No material impairment was recorded during 2003, 2002 or 2001. SFAS No. 144 also specifies that long-lived assets to be disposed of by sale, which meet certain criteria, should be reclassified to Real Estate Held for Sale and measured at the lower of its carrying amount or fair value less costs of sale. As of December 31, 2003 Newcastle has five properties classified as Real Estate Held for Sale which have been adjusted to fair value (Note 6). The results of operations for such an asset, assuming such asset qualifies as a "component of an entity" as defined in SFAS No. 144, are retroactively reclassified to Income (Loss) from Discontinued Operations for all periods presented.

Foreign Currency Investments—Assets and liabilities relating to foreign investments are translated using exchange rates as of the end of each reporting period. The results of Newcastle's foreign operations are translated at the weighted average exchange rate for each reporting period. Translation adjustments are included as a component of accumulated other comprehensive income.

Foreign exchange contracts may, from time to time, be used to hedge Newcastle's net foreign investments. Gains and losses on foreign exchange contracts which qualify as hedges of net foreign investments as well as changes in the market value of these instruments are included in accumulated other comprehensive income. Upon sale or liquidation of a foreign investment, the related amount in accumulated other comprehensive income is reclassified to transaction gain or loss in the period of such liquidation.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency, except those transactions which qualify as a hedge, are included currently in income.

Cash and Cash Equivalents and Restricted Cash—Newcastle considers all highly liquid short-term investments with maturities of 90 days or less when purchased to be cash equivalents. Substantially all amounts on deposit with major financial institutions exceed insured limits. Restricted cash consisted of:

	December 31,	
	2003	2002
Derivative margin accounts	**$ 2,339**	$ 1,552
Restricted property operating accounts	**604**	1,606
Trustee accounts	**8,105**	7,222
Reserve accounts	**2,084**	—
	$13,132	$10,380

Stock Options—Newcastle accounts for stock options granted in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" and with EITF Issue No. 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Loans or Services." The fair value of the options issued as compensation to the Manager for its successful efforts in raising capital for Newcastle in 2003 and 2002 was recorded as an increase in stockholders' equity with an offsetting reduction of capital proceeds received. Options granted to Newcastle's directors were accounted for using the intrinsic value method under APB Opinion No. 25, as permitted by SFAS No. 123.

(dollars in tables in thousands, except per share data)

3. INFORMATION REGARDING BUSINESS SEGMENTS

Newcastle conducts its business through four primary segments: real estate securities, real estate related loans, operating real estate and residential mortgage loans. Details of Newcastle's investments in such segments can be found in Notes 4, 5 and 6, respectively.

Holdings conducted its business in four primary segments: real estate securities, operating real estate, real estate related loans, and its investment in Fund I.

The real estate securities segment was retained by Newcastle. The operating real estate segment, which comprised three portfolios of properties, was split as follows: the Bell Canada (Canadian) and LIV (Belgian) portfolios were retained by Newcastle while the GSA (U.S.) portfolio was distributed to Holdings. The existing real estate related loans and Fund I segments were distributed to Holdings.

The unallocated portion consists primarily of interest on short-term investments, general and administrative expenses, management fees and incentive compensation pursuant to the Management Agreement, and interest on Holdings' credit facility.

Summary financial data on Newcastle's segments is given below, together with a reconciliation to the same data for Newcastle as a whole (including its predecessor, through the date of the commencement of Newcastle's operations, as described in Notes 1 and 2):

	Real Estate Securities	Real Estate Related Loans	Operating Real Estate	Residential Mortgage Loans	Unallocated	Total
December 31, 2003 and the Year Then Ended						
Gross revenues	$ 128,091	$ 6,257	$ 21,358	$ 12,892	$ 580	$ 169,178
Operating expenses	(795)	(26)	(9,963)	(1,506)	(15,603)	(27,893)
Operating income (loss)	127,296	6,231	11,395	11,386	(15,023)	141,285
Interest expense	(65,888)	(4,304)	(5,207)	(6,162)	—	(81,561)
Depreciation and amortization	—	—	(2,260)	—	—	(2,260)
Equity in earnings of unconsolidated subsidiaries	—	861	—	—	1	862
Income (loss) from continuing operations	61,408	2,788	3,928	5,224	(15,022)	58,326
Income (loss) from discontinued operations	—	—	(2,208)	—	—	(2,208)
Net income (loss)	$ 61,408	$ 2,788	$ 1,720	$ 5,224	$(15,022)	$ 56,118
Revenue derived from non-U.S. sources:						
Canada	$ —	$ —	$ 16,940	$ —	$ —	$ 16,940
Belgium	$ —	$ —	$ 5,999	$ —	$ —	$ 5,999
Total assets	$2,385,265	$353,779	$146,635	$587,831	$ 59,571	$3,533,081
Long-lived assets outside the U.S.:						
Canada	$ —	$ —	$ 54,250	$ —	$ —	$ 54,250
Belgium	$ —	$ —	$ 78,149	$ —	$ —	$ 78,149

	Real Estate Securities	Real Estate Related Loans	Operating Real Estate	Residential Mortgage Loans	Fund I	Unallocated	Total
December 31, 2002 and the Year Then Ended[A]							
Gross revenues	$ 83,259	$ —	$ 17,555	$ 1,281	$ 3,287	$ 432	$ 105,814
Operating expenses	(586)	—	(8,325)	(141)	(3,861)	(10,473)	(23,386)
Operating income (loss)	82,673	—	9,230	1,140	(574)	(10,041)	82,428
Interest expense	(40,805)	—	(4,322)	(658)	—	(2,336)	(48,121)
Depreciation and amortization	—	—	(2,026)	—	(329)	(101)	(2,456)
Equity in earnings of unconsolidated subsidiaries	—	—	—	—	303	59	362
Income (loss) from continuing operations	41,868	—	2,882	482	(600)	(12,419)	32,213
Income (loss) from discontinued operations	—	(499)	(219)	—	—	—	(718)
Net income (loss)	$ 41,868	$ (499)	$ 2,663	$ 482	$ (600)	$(12,419)	$ 31,495
Revenue derived from non-U.S. sources:							
Canada	$ —	$ —	$ 14,015	$ —	$ —	$ —	$ 14,015
Belgium	$ —	$ —	$ 5,402	$ —	$ —	$ —	$ 5,402
Italy	$ —	$ 180	$ —	$ —	$ —	$ —	$ 180
Total assets	$1,138,767	$ —	$128,831	$259,381	$ —	$ 45,588	$1,572,567
Long-lived assets outside the U.S.:							
Canada	$ —	$ —	$ 49,271	$ —	$ —	$ —	$ 49,271
Belgium	$ —	$ —	$ 67,852	$ —	$ —	$ —	$ 67,852
December 31, 2001 and the Year Then Ended[B]							
Gross revenues	$ 54,961	$ —	$ 18,519	$ —	$ 38,297	$ 1,615	$ 113,392
Operating expenses	(253)	—	(8,373)	—	(23,295)	(9,492)	(41,413)
Operating income (loss)	54,708	—	10,146	—	15,002	(7,877)	71,979
Interest expense	(26,880)	—	(3,967)	—	—	(3,204)	(34,051)
Depreciation and amortization	—	—	(1,969)	—	(560)	(447)	(2,976)
Equity in earnings (losses) of unconsolidated subsidiaries	—	—	—	—	5,360	(2,553)	2,807
Income (loss) from continuing operations	27,828	—	4,210	—	19,802	(14,081)	37,759
Income (loss) from discontinued operations	—	2,191	3,721	—	—	—	5,912
Net income (loss)	$ 27,828	$ 2,191	$ 7,931	$ —	$ 19,802	$(14,081)	$ 43,671
Revenue derived from non-U.S. sources:							
Canada	$ —	$ (17)	$ 16,092	$ —	$ —	$ —	$ 16,075
Belgium	$ —	$ —	$ 7,219	$ —	$ —	$ —	$ 7,219
Italy	$ —	$ 764	$ —	$ —	$ —	$ —	$ 764
Total assets	$ 567,492	$12,920	$565,481	$ —	$ 97,562	$ 18,664	$1,262,119
Long-lived assets outside the U.S.:							
Canada	$ —	$ —	$ 51,060	$ —	$ —	$ —	$ 51,060
Belgium	$ —	$ —	$ 68,399	$ —	$ —	$ —	$ 68,399

(A) The Fund I and Real Estate Related Loans segments and a portion of both the Unallocated segment (through the date of the commencement of our operations, July 12, 2002) and the discontinued operations of the Operating Real Estate segment represent operations related to activities treated as distributed to our predecessor.
(B) Represents the operations of our predecessor.

Unconsolidated Subsidiaries

Newcastle has one unconsolidated subsidiary which it accounts for under the equity method. Holdings held two such investments, neither of which were transferred to Newcastle; such investments are included in Newcastle's financial statements through the date of the commencement of Newcastle's operations.

The following table summarizes the activity affecting the equity held by Newcastle in unconsolidated subsidiaries:

	Real Estate Loan Subsidiary	Austin	Fund I	Total
Balance at December 31, 2001	$ —	$ 4,977	$ 68,231	$ 73,208
Contributions to unconsolidated subsidiaries	—	3,237	16,754	19,991
Contribution of assets to unconsolidated subsidiaries	—	1,454	—	1,454
Distributions from unconsolidated subsidiaries	—	(522)	(7,743)	(8,265)
Equity in earnings of unconsolidated subsidiaries	—	59	303	362
Equity in OCI of unconsolidated subsidiaries	—	—	(15)	(15)
Other	—	—	(329)	(329)
Distribution to Holdings	—	(9,205)	(77,201)	(86,406)
Balance at December 31, 2002	—	—	—	—
Contributions to unconsolidated subsidiaries	30,827	—	—	—
Distributions from unconsolidated subsidiaries	(1,041)	—	—	—
Equity in earnings of unconsolidated subsidiaries	861	—	—	—
Other	(7)	—	—	—
Balance at December 31, 2003	**$30,640**	$ —	$ —	$ —

Summarized financial information related to Newcastle's unconsolidated subsidiaries, through the date of their distribution to Holdings, as applicable, was as follows (in thousands):

	Real Estate Loan Subsidiary (A)(B) December 31,	Austin(C) December 31,		Fund I(A) December 31,	
	2003	2002	2001	2002	2001
Assets	**$61,628**	$ —	$ 7,947	$ —	$612,083
Liabilities	—	—	(2,353)	—	—
Minority interest	**(348)**	—	(352)	—	—
Equity	**$61,280**	$ —	$ 5,242	$ —	$612,083
Equity held by Newcastle	**$30,640**	$ —	$ 4,977	$ —	$ 68,231
	2003	2002	2001	2002	2001
Revenues	**$ 1,885**	$ 585	$(1,370)	$ 9,740	$141,475
Expenses	**(152)**	(477)	(1,302)	(4,470)	(9,941)
Minority interest	**(10)**	(45)	(16)	—	—
Net income (loss)	**$ 1,723**	$ 63	$(2,688)	$ 5,270	$131,534
Newcastle's equity in net income (loss)	**$ 861**	$ 59	$(2,553)	$ 303	$ 5,360

(A) Newcastle's real estate loan subsidiary's, and Fortress Investment Fund LLC's, summary financial information is presented on a fair value basis, consistent with their internal basis of accounting. Newcastle's equity in net income excludes its predecessor's incentive income with respect to Fortress Investment Fund LLC.
(B) Included in the real estate related loan segment.
(C) Included in the unallocated segment.

Real Estate Loan Subsidiary

In November 2003, Newcastle and a private investment fund managed by an affiliate of the Manager co-invested and each indirectly own an approximately 38% interest in DBNC Peach Manager LLC, a limited liability company that has acquired approximately 130 franchise loans collateralized by fee and leasehold interests and other assets from a third party financial institution, for a purchase price of approximately $80.0 million. The Manager receives from this private investment fund, in addition to management fees, incentive compensation if the fund's aggregate investment returns exceed certain thresholds. The remaining approximately 24% interest in the limited liability company is owned by the above-referenced third party financial institution. Newcastle has no additional capital commitment to the limited liability company.

This limited liability company is an investment company and therefore maintains its financial records on a fair value basis. Newcastle has retained such accounting relative to its investment in such limited liability company, which is accounted for under the equity method at fair value.

Fund I

The managing member of Fund I was Fortress Fund MM LLC (the "Fund I Managing Member"), which was owned jointly, through subsidiaries, by Holdings, approximately 94%, and the Manager, approximately 6%. A separate class of membership interests in the Fund I Managing Member reflected the entitlement to the incentive return payable by Fund I, as described below, which was owned 50% by the Manager and 50% by Holdings. Holdings and its affiliates, including the Fund I Managing Member, had committed to contribute an aggregate of $100 million, or approximately 11.5% of Fund I's total committed capital, to Fund I. Holdings had committed to fund 100% of the capital commitments of its affiliates, including the Fund I Managing Member (which had committed $8.7 million or approximately 1% of Fund I's total committed capital), to Fund I. Fund I, which was a Delaware limited liability company, was owned through membership interests issued in direct proportion to capital committed.

The Fund I Managing Member was entitled to receive an annual management fee of up to 1.5% (inclusive of an administrative fee of up to 0.5%) of Fund I's invested capital or total equity commitments. Holdings was not charged management and administrative fees for its investment in Fund I. Pursuant to an agreement with the Fund I Managing Member and the Manager, the Manager was entitled to 100% of the management fee paid by Fund I to the Fund I Managing Member. Since the management fees paid to the Manager flowed through Holdings through its ownership of the Fund I Managing Member, they were reflected as gross amounts in both Management Fee from Affiliate and Management Fee to Affiliate, although they had no effect on net income.

The Fund I Managing Member was entitled to an incentive return (the "Incentive Return") generally equal to 20% of Fund I's returns, as defined. Fund I was managed by the Manager pursuant to the Fund I Managing Member's operating agreement and a management agreement between the Manager and the Fund I Managing Member. In accordance with those documents, (a) the Manager was entitled to 100% of the management fee payable by Fund I, (b) the Manager was entitled to 50% of the Incentive Return payable by Fund I, (c) Holdings was entitled to 50% of the Incentive Return payable by Fund I, and (d) Holdings was entitled to receive 100% of the investment income or loss attributable to the capital invested in Fund I by the Fund I Managing Member. The Manager of Fund I also manages Newcastle and Holdings. Holdings consolidated the financial results of the Fund I Managing Member because Holdings owned substantially all of the voting interest in the Fund I Managing Member. As a result, Newcastle's consolidated financial statements reflect all of the Incentive Return payable to the Fund I Managing Member, including the 50% portion payable to the Manager.

Holdings had adopted Method 2 of Emerging Issues Task Force Topic D-96 which specifies that companies with management arrangements that contain a performance based incentive return that is not finalized until the end of a period of time specified in the contract may record such return as revenue in the amount that would be due under the formula at any point in time as if the incentive return arrangement was terminated at that date.

Holdings recorded as incentive income the amount that would be due based on the fair value of the assets in Fund I exceeding the required return at a specific point in time as if the management arrangement was terminated on that date. Based on this methodology, Holdings' incentive income in each reporting period reflected changes in the fair value of the assets in Fund I. As such, Holdings accrued $27.5 million of Incentive Return through the date of the commencement of Newcastle's operations. This amount was recorded in Incentive Income from Affiliate. The Manager was entitled to 50% of this income which Holdings recorded as Incentive Compensation to Affiliate.

Austin

In 1998, Holdings and Fortress Principal Investment Group LLC ("FPIG"), an affiliate of the Manager, formed Austin Holdings Corporation ("Austin"). FPIG contributed cash, and Holdings contributed its interest in entities that owned certain assets, primarily non-performing loans and foreclosed real estate intended for sale, which were originally acquired as part of loan pool acquisitions. Holdings held non-voting preferred stock of Austin. Holdings' preferred stock in Austin represented a 95% economic ownership interest in Austin, and had a liquidation preference over the common stockholders. FPIG was the holder of all of the common stock which represented 100% of the vote and 5% of the economic ownership interest of Austin. Austin also owned 100% of the common stock of Ascend Residential Holdings, Inc. ("Ascend"). Ascend's primary business was the acquisition, rehabilitation and sale of single-family residential properties.

4. REAL ESTATE SECURITIES

The following is a summary of Newcastle's real estate securities at December 31, 2003 and 2002, all of which are classified as available for sale and are therefore marked-to-market through other comprehensive income pursuant to SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities." Unrealized losses that are considered other than temporary are recognized currently in income. There were no such losses incurred through December 31, 2003. The unrealized losses on Newcastle's securities are primarily the result of market factors, rather than credit impairment, and Newcastle believes their carrying amounts are fully recoverable. None of the securities are delinquent. Five of the securities, with an aggregate unrealized loss of approximately $1.0 million, have been in an unrealized loss position for more than twelve months. The unrealized losses on these securities were primarily caused by changes in credit spreads which management believes to be temporary; no material loss is expected to be realized on such securities.

(dollars in tables in thousands, except per share data)

December 31, 2003	Current Face Amount	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value	Weighted Average S&P Rating	Weighted Average Coupon	Weighted Average Yield	Weighted Average Maturity (Years)
Portfolio I									
CMBS	$ 318,261	$ 290,279	$21,957	$ (4,523)	$ 307,713	BB+	6.89%	8.86%	6.77
Unsecured REIT debt	229,182	231,116	21,868	(1,175)	251,809	BBB	7.21%	7.05%	6.32
Subtotal—Portfolio I	547,443	521,395	43,825	(5,698)	559,522	BBB–	7.02%	8.06%	6.58
Portfolio II									
CMBS	288,519	278,560	13,437	(661)	291,336	BBB–	6.20%	7.03%	6.34
Unsecured REIT debt	105,588	105,047	12,813	—	117,860	BBB–	7.81%	7.88%	7.38
Asset backed securities	61,959	57,828	1,813	(2,638)	57,003	A+	7.38%	8.82%	7.29
Subtotal—Portfolio II	456,066	441,435	28,063	(3,299)	466,199	BBB–	6.73%	7.47%	6.71
Portfolio III									
CMBS	332,427	345,195	1,075	(2,771)	343,499	BBB	5.85%	5.26%	6.15
Unsecured REIT debt	99,470	103,973	5,067	(67)	108,973	BBB–	6.96%	6.22%	8.30
Asset backed securities	62,236	60,705	1,667	(477)	61,895	A	4.13%	4.81%	5.22
Subtotal—Portfolio III	494,133	509,873	7,809	(3,315)	514,367	BBB	5.85%	5.40%	6.47
Portfolio IV									
CMBS	344,246	334,061	5,050	(401)	338,710	BBB	4.52%	4.97%	4.84
Unsecured REIT debt	97,768	101,473	4,594	—	106,067	BBB	6.66%	6.01%	8.39
Asset backed securities	49,467	46,635	1,242	—	47,877	A	4.76%	5.55%	6.33
Subtotal—Portfolio IV	491,481	482,169	10,886	(401)	492,654	BBB	4.97%	5.25%	5.70
Total real estate securities*	$1,989,123	$1,954,872	$90,583	$(12,713)	$2,032,742	BBB	6.16%	6.54%	6.36
Other securities—rated	$ 227,155	$ 204,018	$ 2,801	$ (309)	$ 206,510	BBB+	6.67%	8.40%	5.48
Other securities—unrated	18,899	15,067	—	—	15,067	N/A	12.27%	16.95%	2.86
Total other securities	$ 246,054	$ 219,085	$ 2,801	$ (309)	$ 221,577		7.10%	8.99%	5.28

* Carrying value excludes restricted cash of $57.0 million included in Real Estate Securities pending its reinvestment. The total current face amount of fixed rate real estate securities was $1,531.6 million, and of floating rate securities was $457.5 million.

December 31, 2002	Current Face Amount	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value	Weighted Average S&P Rating	Weighted Average Coupon	Weighted Average Yield	Weighted Average Maturity (Years)
Portfolio I									
CMBS	$ 323,025	$ 283,991	$26,999	$ (3,686)	$ 307,304	BB	6.72%	9.50%	7.11
Unsecured REIT debt	234,562	232,892	21,726	(100)	254,518	BBB	7.41%	7.64%	5.48
Subtotal—Portfolio I	557,587	516,883	48,725	(3,786)	561,822	BB+	7.01%	8.67%	6.43
Portfolio II									
CMBS	299,051	285,035	17,055	(238)	301,852	BBB–	6.35%	7.26%	7.17
Unsecured REIT debt	113,357	112,475	8,678	—	121,153	BBB–	7.81%	7.87%	7.85
Asset bonded securities	58,155	56,086	1,172	(1,867)	55,391	AA	7.29%	8.23%	7.89
Subtotal—Portfolio II	470,563	453,596	26,905	(2,105)	478,396	BBB	6.28%	7.53%	7.41
Total real estate securities*	$1,028,150	$ 970,479	$75,630	$ (5,891)	$1,040,218	BBB–	6.67%	8.14%	6.88
Other securities—rated	$ 5,000	$ 3,888	$ 137	$ —	$ 4,025	AAA	7.39%	12.11%	8.49
Other securities—unrated	18,953	7,184	—	—	7,184	N/A	7.40%	18.63%	7.50
Total other securities	$ 23,953	$ 11,072	$ 137	$ —	$ 11,209		7.40%	16.34%	7.71

* Carrying value excludes restricted cash of $29.7 million included in Real Estate Securities pending its reinvestment. The total current face amount of fixed rate real estate securities was $949.3 million, and of floating rate real estate securities was $78.9 million.

The following is a reconciliation of real estate and other securities:

	Real Estate Securities				Other Securities			
	Current Face Amount	Market (Discount)/ Premium	Loss Allowance	Amortized Cost Basis	Current Face Amount	Market (Discount)/ Premium	Loss Allowance	Amortized Cost Basis
Balance at December 31, 2001	$ 560,572	$(62,193)	$—	$ 498,379	$ 26,343	$(11,876)	$—	$ 14,467
Purchases	729,645	(28,863)	—	700,782	11,834	(1,017)	—	10,817
Collections of principal	(7,308)	—	—	(7,308)	—	—	—	—
Cost of securities sold	(254,759)	26,381	—	(228,378)	—	—	—	—
Accretion	—	7,004	—	7,004	—	(367)	—	(367)
Distributions to Holdings	—	—	—	—	(14,224)	379	—	(13,845)
Balance at December 31, 2002	1,028,150	(57,671)	—	970,479	23,953	(12,881)	—	11,072
Purchases	1,249,835	7,798	—	1,257,633	279,087	(22,310)	—	256,777
Collections of principal	(58,834)	(238)	—	(59,072)	(3,455)	(368)	—	(3,823)
Cost of securities sold	(196,756)	4,495	—	(192,261)	(52,547)	2,351	—	(50,196)
Accretion	—	5,639	—	5,639	—	112	—	112
Transfer	(10,198)	2,178	—	(8,020)	10,198	(2,178)	—	8,020
Consolidation of ICH CMO (Note 6)	(23,074)	3,548	—	(19,526)	(11,182)	8,305	—	(2,877)
Balance at December 31, 2003	**$1,989,123**	**$(34,251)**	**$—**	**$1,954,872**	**$246,054**	**$(26,969)**	**$—**	**$219,085**

In October 2003, Newcastle entered into an agreement with a major financial institution for the right to purchase commercial mortgage backed securities, senior unsecured REIT debt, real estate loans and asset backed securities (the "Portfolio V Collateral") for its next real estate securities portfolio which is targeted to be $450 million. The agreement is treated as a non-hedge derivative for accounting purposes and is therefore marked-to-market through current income; a gain of approximately $0.5 million has been recorded in interest income through December 31, 2003. The Portfolio V Collateral is expected to be included in a financing transaction in which Newcastle would acquire the equity interest ("CBO V"). As of December 31, 2003, approximately $195.0 million of the Portfolio V Collateral had been accumulated. Through December 31, 2003, Newcastle made deposits aggregating approximately $19.0 million under such agreement (the "Portfolio V Deposit"). If CBO V is not consummated as a result of Newcastle's failure to acquire the equity interest, except as a result of Newcastle's gross negligence or willful misconduct, Newcastle would be required to either purchase the Portfolio V Collateral or pay the Realized Loss, as defined, up to the Portfolio V Deposit, less any Excess Carry Amount, as defined, earned on such deposit. Although Newcastle currently anticipates completing CBO V in the near term, there is no assurance that CBO V will be consummated or on what terms it will be consummated.

Newcastle had entered into similar agreements related to Portfolio III and Portfolio IV prior to closing on their related financing. During 2003, Newcastle recorded approximately $3.1 million of mark-to-market income on these agreements in interest income.

During 2003, Newcastle recorded gross realized gains of approximately $14.5 million and gross realized losses of approximately $1.9 million related to the sale of real estate securities.

The securities denoted Portfolio I, Portfolio II, Portfolio III and Portfolio IV are encumbered by the CBO I, CBO II, CBO III and CBO IV securitizations (Note 8), respectively. Most of the other securities were encumbered by repurchase agreements (Note 8) at December 31, 2003.

(dollars in tables in thousands, except per share data)

5. REAL ESTATE RELATED LOANS AND RESIDENTIAL MORTGAGE LOANS

The following is a summary of real estate related loans and residential mortgage loans.

	December 31, 2003		December 31,				December 31, 2003	
Description	Weighted Average Yield	Weighted Average Maturity	2003 Carrying Amount	2002 Carrying Amount	2003 Face Amount	2002 Face Amount	Delinquent Carrying Amount	Encumbrance
ICH loan portfolio	7.90%	4.63 Years	$241,334	$ —	$243,809	$ —	$5,629	$218,506
Real estate related loan	5.71%	2.96 Years	99,859	—	99,859	—	—	80,000
Total real estate related loans			$341,193	$ —	$343,668	$ —	$5,629	$298,506
Residential mortgage loan portfolio	2.94%	4.14 Years	$586,237	$258,198	$578,330	$254,201	$ 410	$557,191

The following is a reconciliation of real estate related loans and residential mortgage loans.

	Real Estate Related Loans				Residential Mortgage Loans			
	Current Face Amount	Market (Discount)/ Premium	Loss Allowance	Carrying Amount	Current Face Amount	Market (Discount)/ Premium	Loss Allowance	Carrying Amount
Balance at December 31, 2001	$ 25,395	$—	$(14,720)	$ 10,675	$ —	$ —	$ —	$ —
Purchases/advances	—	—	—	—	255,550	4,147	—	259,697
Collections of principal	(6,560)	—	—	(6,560)	(1,349)	—	—	(1,349)
Cost of loans sold	—	—	(267)	(267)	—	—	—	—
Accretion	—	—	—	—	—	(150)	—	(150)
Foreign currency translation	432	—	(210)	222	—	—	—	—
Transfer to unconsolidated subsidiary	(17,355)	—	13,329	(4,026)	—	—	—	—
Distribution to Holdings	(1,912)	—	1,868	(44)	—	—	—	—
Balance at December 31, 2002	—	—	—	—	254,201	3,997	—	258,198
Purchases/advances	100,000	—	—	100,000	524,502	8,116	—	532,618
Collections of principal	(3,408)	—	—	(3,408)	(39,545)	—	—	(39,545)
Cost of loans sold	—	—	—	—	(160,828)	(2,869)	—	(163,697)
Accretion	—	—	—	—	—	(1,237)	—	(1,237)
Loss allowance	—	—	—	—	—	—	(100)	(100)
Consolidation of ICH CMO	247,076	—	(2,475)	244,601	—	—	—	—
Balance at December 31, 2003	**$343,668**	**$—**	**$ (2,475)**	**$341,193**	**$ 578,330**	**$ 8,007**	**$(100)**	**$ 586,237**

Two residential mortgage loans, with an aggregate carrying amount of $0.4 million, are on non-performing status and no interest is being accrued thereon. A loss reserve of $0.1 million was recorded with respect to these loans during the year ended December 31, 2003.

In October 2003, pursuant to Financial Accounting Standards Board Interpretation No. 46 "Consolidation of Variable Interest Entities," Newcastle consolidated an entity which holds a portfolio of commercial mortgage loans which has been securitized. This investment, which is referred to as the ICH CMO, was previously treated as a non-consolidated residual interest in such securitization. Newcastle exercises no control over the management or resolution of these assets and its residual investment in this entity was recorded at $2.9 million prior to its consolidation. The primary effect of the consolidation is the requirement that Newcastle reflect the gross loan assets and gross bonds payable of this entity in its financial statements. The consolidation did not have any effect on Newcastle's net basis in the investment or on its equity and had no material effect on its net income.

In November 2003, Newcastle acquired an aggregate of $100 million of a $525 million facility comprised of two secured term loans made to subsidiaries of The Newkirk Group that own interests in credit leased operating real estate. The loan amortizes principal based on collateral receipts.

The average carrying amount of Newcastle's residential mortgage loans was approximately $398.8 million and $39.8 million during 2003 and 2002, respectively, on which Newcastle earned approximately $12.9 million and $1.3 million of gross revenues, respectively.

The average carrying amount of Newcastle's real estate related loans, excluding loans distributed to Holdings, was approximately $69.1 million and $0.0 million during 2003 and 2002, respectively, on which Newcastle earned approximately $6.3 million and $0.0 million of gross revenues, respectively.

All of Newcastle's loans owned at such time were transferred to Holdings prior to the commencement of Newcastle's operations.

The residential mortgage loan portfolio is encumbered by repurchase agreements (Note 8), the ICH Loan Portfolio is encumbered by the ICH CMO Bonds (Note 8) and the real estate related loan is encumbered by the real estate loan financing (Note 8).

6. OPERATING REAL ESTATE

The following is a reconciliation of operating real estate assets and accumulated depreciation:

	Gross	Accumulated Depreciation	Net
Operating Real Estate			
Balance at December 31, 2001	$ 563,782	$(38,948)	$ 524,834
Improvements	2,166	—	2,166
Foreign currency translation	11,998	(737)	11,261
Depreciation	—	(7,994)	(7,994)
Cost of real estate sold	(44,548)	2,425	(42,123)
Distribution to Holdings	(404,715)	35,320	(369,395)
Transferred to Real Estate Held for Sale	(5,571)	474	(5,097)
Balance at December 31, 2002	123,112	(9,460)	113,652
Improvements	576	—	576
Foreign currency translation	25,313	(2,247)	23,066
Depreciation	—	(3,043)	(3,043)
Transferred to Real Estate Held for Sale	(34,671)	3,415	(31,256)
Balance at December 31, 2003	**$ 114,330**	**$(11,335)**	**$ 102,995**
Canadian properties	**$ 60,854**	**$ (6,604)**	**$ 54,250**
Belgian properties	**53,476**	**(4,731)**	**48,745**
Total	**$ 114,330**	**$(11,335)**	**$ 102,995**

Real Estate Held for Sale	
Balance at December 31, 2001	$ —
Transferred from Operating Real Estate	5,097
Mark-to-market	(1,626)
Balance at December 31, 2002	3,471
Sold	(3,471)
Transferred from Operating Real Estate	31,256
Mark-to-market	(1,852)
Balance at December 31, 2003	**$ 29,404**
Canadian properties	**$ —**
Belgian properties	**29,404**
Total	**$ 29,404**

(dollars in tables in thousands, except per share data)

All of Newcastle's U.S. properties (the "GSA Portfolio") were distributed to Holdings prior to the commencement of Newcastle's operations. Such properties were primarily leased to the General Services Administration of the U.S. Government. The GSA Portfolio was financed by a securitization which was also distributed to Holdings.

The Canadian properties are primarily leased to Bell Canada, a wholly-owned subsidiary of BCE, Inc. and are referred to as the "Bell Canada Portfolio." For 2003, 2002 and 2001, approximately 73.8%, 74.4% and 74.9% of Newcastle's consolidated rental and escalation income from continuing operations was attributable to Bell Canada. The Bell Canada leases expire over various dates through 2007. The lease of the primary tenant of one of these properties, the smallest property in the portfolio, expires in March 2004 and this tenant has given notice of their intention to vacate. Each Bell Canada lease contains one five-year lease renewal option and provides for a significant payment due upon expiration of the lease. These terminal payments have been included in the calculation of straight-line rental income assuming that each lease is renewed once. The Bell Canada leases also provide for the reimbursement of substantially all operating expenses and property taxes plus an administrative fee. The Bell Canada Portfolio is encumbered by the Bell Canada Securitization (Note 8).

The Belgian properties are referred to as the "LIV Portfolio" and are leased to a variety of tenants, including the European Commission ("EC"). For 2003, 2002 and 2001, approximately 16.2%, 15.8% and 14.3% of Newcastle's consolidated rental and escalation income from continuing operations was attributable to the EC. The leases on the Belgian properties provide for annual increases in base rent based on the change in a Belgian index, as well as payment of increases in operating expenses and real estate taxes over base year amounts. The LIV Portfolio is encumbered by the Belgian Mortgage (Note 8).

The following is a schedule of the future minimum rental payments to be received under non-cancelable operating leases:

2004	$11,859
2005	10,828
2006	8,649
2007	4,484
2008	41
Thereafter	71
	$35,932

In May 2002, Holdings sold one of its GSA Properties with a net basis of $33.0 million for a net purchase price of approximately $34.1 million, at a gain of $1.1 million. In May 2002, Newcastle sold a Belgian property for gross proceeds of approximately $8.9 million, at a loss of approximately $1.1 million. Pursuant to SFAS No. 144, Newcastle has retroactively recorded the operations, including the gain or loss, of such properties in Income from Discontinued Operations for all periods presented.

In August and November 2002, Newcastle entered into contracts to sell two commercial properties located in Canada for gross proceeds of approximately $2.6 million, at a loss of approximately $1.6 million including the write-off of accumulated other comprehensive income related to foreign currency translation. The sales were completed in April 2003. Pursuant to SFAS No. 144, Newcastle has retroactively recorded the operations, including the loss, of such properties in Income from Discontinued Operations for all periods presented.

Newcastle has committed to a plan to sell five of the properties in the LIV portfolio. Newcastle is currently in negotiation with a potential buyer of these properties. Newcastle expects a sale of the properties to be completed in the first half of 2004. Accordingly, these properties have been reclassified as Real Estate Held for Sale and have been marked down to their estimated fair value less costs of sale, resulting in a recorded loss of approximately $1.5 million. Although Newcastle currently anticipates completing this sale in the near term, there is no assurance that this sale will be completed or on what terms it will be completed. Pursuant to SFAS No. 144, Newcastle has retroactively recorded the operations of such properties, including the loss described above and interest expense on the related mortgage balance which would be repaid upon their sale, in Income From Discontinued Operations for all periods presented.

Gross revenues from discontinued operations, which include those investments distributed to Holdings as discussed in Note 2, were approximately $1.6 million, $31.0 million and $69.7 million in 2003, 2002 and 2001, respectively. Interest expense included in discontinued operations was approximately $1.5 million, $13.4 million, and $28.7 million in 2003, 2002 and 2001 respectively.

The following table sets forth certain information regarding the operating real estate portfolio:

Type of Property	Location	Initial Cost[A]	Costs Capitalized Subseq. to Acq'n[A]	December 31, 2003 Gross Carrying Amount	Accum. Depr.	Net Carrying Amount[B]	Encumb.	Occ.[C]	Net Rentable Sq. Ft.[C]	Acq. Date[C]	Year Built/ Renovated[C]
Off. Bldg.	Etobicoke, ON	$ 10,831	$ 779	$ 11,610	$ 1,408	$ 10,202	$ 10,734	100%	177,214	10/98	1972/1978
Off. Bldg.	London, ON	17,730	369	18,097	2,232	15,865	9,383	96%	325,764	10/98	1980
Industrial	Toronto, ON	30,928	209	31,137	2,954	28,183	22,749	100%	624,786	10/98	1963/'71/'79
Subtotal—Canada		59,489	1,357	60,844	6,594	54,250	42,866	99%	1,127,764		
Off. Bldg.	G. Bijgaarden, BEL	11,892	554	12,446	1,116	11,330	11,491	67%	81,763	11/99	1994
Off. Bldg.	Brussels, BEL	32,758	26	32,784	2,870	29,914	35,373	100%	119,781	11/99	1973/1995
Off. Bldg.	Zaventem, BEL	8,073	149	8,222	721	7,501	5,772	76%	65,175	11/99	1975/1990
Subtotal—Belgium		52,723	729	53,452	4,707	48,745	52,636	84%	266,719		
Subtotal—Operating Real Estate		112,212	2,086	114,296	11,301	102,995	95,502	96%	1,394,483		
Off. Bldg.	Brussels, BEL	N/A	N/A	7,341	N/A	7,341	4,989	100%	26,651	11/99	1952/1998
Off. Bldg.	Waterloo, BEL	N/A	N/A	9,751	N/A	9,751	7,383	100%	46,231	11/99	1930/1990
Off. Bldg.	Brussels, BEL	N/A	N/A	4,723	N/A	4,723	3,543	66%	28,180	11/99	1974/1996
Warehouse	Zaventem, BEL	N/A	N/A	3,476	N/A	3,476	2,484	100%	55,606	11/99	1986
Off. Bldg.	Brussels, BEL	N/A	N/A	4,113	N/A	4,113	3,527	0%	32,206	11/99	1987/2001
Subtotal—Real Estate Held for Sale		—	—	29,404	—	29,404	21,926	78%	188,874		
	Totals	$112,212	$2,086	$143,700	$11,301	$132,399	$117,428	94%	1,583,357		

(A) Adjusted for changes in foreign currency exchange rates, which aggregated $25.2 million of gain and $12.0 million of gain between land, building and improvements in 2003 and 2002, respectively.
(B) The aggregate United States federal income tax basis for such assets at December 31, 2003 was approximately $118.4 million.
(C) Unaudited.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

For certain of Newcastle's financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges between willing parties. Accordingly, fair values can only be derived or estimated for these instruments using various valuation techniques, such as computing the present value of estimated future cash flows using discount rates commensurate with the risks involved. However, the determination of estimated future cash flows is inherently subjective and imprecise. It should be noted that minor changes in assumptions or estimation methodologies can have a material effect on these derived or estimated fair values, and that the fair values reflected below are indicative of the interest rate, credit spread and currency rate environments as of December 31, 2003 and do not take into consideration the effects of subsequent interest rate, credit spread or currency rate fluctuations.

(dollars in tables in thousands, except per share data)

The carrying amounts and estimated fair values of Newcastle's financial instruments at December 31, 2003 were as follows:

	Carrying Amount	Principal Balance or Notional Amount	Estimated Fair Value
Assets:			
Real estate securities, available for sale	$2,089,712	$2,046,094	$2,089,712
Real estate securities portfolio deposit	19,541	See below	19,541
Other securities, available for sale	221,577	238,283	221,577
Real estate related loans	341,193	343,668	368,269
Residential mortgage loans	586,237	578,330	586,237
Interest rate caps, treated as hedges[(A)]	8,294	583,855	8,294
Liabilities:			
CBO bonds payable	1,793,533	1,813,500	1,836,628
Other bonds payable	260,674	261,372	282,014
Notes payable	154,562	154,562	155,058
Repurchase agreements	715,783	715,783	715,783
Interest rate swaps, treated as hedges[(B)]	28,881	1,250,842	28,881
Non-hedge derivative obligations[(C)]	747	See below	747

(A) Included in Deferred Costs, Net. The longest cap maturity is October 2015.
(B) Included in Derivative Liabilities. The longest swap maturity is April 2011.
(C) Included in Derivative Liabilities. The longest maturity is July 2038.

The methodologies used and key assumptions made to estimate fair value are as follows:

Real Estate Securities, Available for Sale—The fair value of these securities is estimated by obtaining third party broker quotations, if available and practicable, and counterparty quotations.

Real Estate Securities Portfolio Deposit—The fair value of this deposit, related to CBO V, which is treated as a non-hedge derivative, is estimated by obtaining a counterparty quotation. This deposit is more fully described in Note 4.

Other Securities, Available for Sale—The fair value of these securities is estimated by obtaining third party broker quotations, if available and practicable, and counterparty quotations. The fair value of one security, for which a quoted market price is not readily available, is estimated by means of price/yield analysis based on Newcastle's expected disposition strategy for such asset.

Real Estate Related Loans—The ICH CMO loans were valued by discounting expected future receipts by a rate calculated based on current market conditions for comparable financial instruments, including market interest rates and credit spreads. The other loan bears a floating rate of interest and Newcastle believes that, for similar financial instruments with comparable credit risks, its effective rate approximates a market rate. Accordingly, the carrying amount outstanding is believed to approximate fair value.

Residential Mortgage Loans—This portfolio of mortgage loans bears a floating rate of interest. Newcastle believes that, for similar financial instruments with comparable credit risks, the effective rate on this portfolio approximates a market rate. Accordingly, the carrying amount of this portfolio is believed to approximate fair value.

Interest Rate Cap and Swap Agreements and Non-Hedge Derivative Obligations—The fair value of these agreements is estimated by obtaining counterparty quotations.

CBO Bonds Payable—These bonds were valued by discounting expected future payments by a rate calculated based on current market conditions for comparable financial instruments, including market interest rates and credit spreads.

Other Bonds Payable—The Bell Canada Securitization was valued, in U.S. dollars at the period end exchange rate, by discounting expected future payments by a rate calculated by imputing a spread over a market index on the date of borrowing. The ICH CMO Bonds were valued by discounting expected future payments by a rate calculated based on current market conditions for comparable financial instruments, including market interest rates and credit spreads.

Notes Payable—The LIV Mortgage was valued, in U.S. dollars at the period end exchange rate, by discounting expected future payments by a rate calculated by imputing a spread over a market index on the date of borrowing. The real estate loan financing bears a floating rate of interest. Newcastle believes that, for similar financial instruments with comparable credit risks, its effective rate approximates a market rate. Accordingly, the carrying amount outstanding is believed to approximate fair value.

Repurchase Agreements—These agreements bear floating rates of interest and Newcastle believes that, for similar financial instruments with comparable credit risks, the effective rates approximate market rates. Accordingly, the carrying amounts outstanding are believed to approximate fair value.

Non-Hedge Derivative Obligations—These obligations are valued by reference to counterparty quotations. These obligations represent two essentially offsetting interest rate caps and two essentially offsetting interest rate swaps, each with notional amounts of $32.5 million, an interest rate cap with a notional amount of $17.5 million, and an interest rate cap with a notional amount of approximately $62.4 million.

8. DEBT OBLIGATIONS

The following table presents certain information regarding Newcastle's debt obligations:

	Carrying Amount	Face Amount	Unhedged Weighted Average Funding Cost	Final Stated Maturity	Weighted Average Funding Cost[A]	Weighted Average Maturity (Years)
CBO Bonds Payable						
CBO I	$ 431,802	$ 437,500	3.83%[B]	July 2038	4.89%	4.67
CBO II	439,832	444,000	2.91%[B]	April 2037	6.03%	6.33
CBO III	467,325	472,000	2.43%[B]	March 2038	4.01%	8.44
CBO IV	454,574	460,000	2.03%[B]	Sept. 2038	3.60%	8.34
	1,793,533	1,813,500			4.61%	6.99
Other Bonds Payable						
Bell Canada Securitization	42,168	42,866	7.01%	April 2012	7.01%	2.09
ICH CMO	218,506	218,506	6.47%[B]	August 2030	6.47%	4.46
	260,674	261,372			6.56%	
Notes Payable						
LIV mortgage	74,562	74,562	6.10%	Nov. 2006	6.10%	2.92
Real estate loan financing	80,000	80,000	LIBOR+1.50%	Nov. 2006	2.74%	2.96
	154,562	154,562			4.36%	
Repurchase Agreements						
Residential mortgage loans[C]	557,191	557,191	LIBOR+0.41%	March 2004	1.52%	0.25
Other security #1	1,457	1,457	LIBOR+1.35%	One Month	2.47%	0.08
Other security #2[D]	18,143	18,143	LIBOR+0.28%	One Month	1.43%	0.08
Other security #3[E]	16,705	16,705	LIBOR+0.50%	March 2004	4.45%	0.25
Other security #4[E]	12,062	12,062	LIBOR+0.50%	March 2004	4.44%	0.25
Other security #5[E]	110,225	110,225	LIBOR+0.70%	March 2004	3.68%	0.25
	715,783	715,783			1.97%	
Total debt obligations	$2,924,552	$2,945,217			4.12%	

(A) Including the effect of applicable hedges.
(B) Weighted average, including floating and fixed rate classes.
(C) The counterparty on this repo is Bear Stearns Mortgage Capital Corporation.
(D) The counterparty on this repo is Deutsche Bank AG.
(E) The counterparty on this repo is Greenwich Capital Management Inc.

CBO Bonds Payable

In July 1999, Newcastle completed its first CBO financing ("CBO I"), whereby a portfolio of real estate securities (Note 4) was contributed to a consolidated subsidiary which issued $437.5 million face amount of investment grade senior bonds and $62.5 million face amount of non-investment grade subordinated bonds, which were retained by Newcastle, in a private placement. Two classes of the senior bonds bear floating interest rates. In 1999, Newcastle obtained an interest rate swap and cap in order to hedge its exposure to the risk of changes in market interest rates with respect to these bonds, at an initial cost of approximately $14.3 million. In June 2003, Newcastle obtained an additional interest rate swap and cap in order to further hedge its exposure to the risk of changes in market interest rates with respect to these bonds, at an initial cost of approximately $1.1 million. In addition, in connection with the sale of two classes of bonds, Newcastle entered into two interest rate swaps and three interest rate cap agreements that do not qualify for hedge accounting. Changes in the values of these instruments have been recorded currently in income.

In April 2002, Newcastle completed its second CBO financing ("CBO II"), whereby a portfolio of real estate securities (Note 4) was contributed to a consolidated subsidiary which issued $444.0 million face amount of investment grade senior bonds and $56.0 million face amount of non-investment grade subordinated bonds, which were retained by Newcastle, in a private placement. One class of the senior bonds bears a floating interest rate. Newcastle obtained an interest rate swap and cap in order to hedge its exposure to the risk of changes in market interest rates with respect to these bonds, at an initial cost of approximately $1.2 million.

In November 2001, Newcastle sold the retained subordinated $17.5 million Class E Note from CBO I to a third party. The Class E Note bore interest at a fixed rate of 8.0% and had a stated maturity of June 2038. The sale of the Class E Note represented an issuance of debt and was recorded as additional CBO Bonds Payable. In April 2002, a wholly-owned subsidiary of Newcastle repurchased the Class E Note. The repurchase of the Class E Note represented a repayment of debt and was recorded as a reduction of CBO Bonds Payable. The Class E Note is included in the collateral for CBO II. The Class E Note is eliminated in consolidation.

In March 2003, Newcastle completed its third CBO financing ("CBO III"), whereby a portfolio of real estate securities (Note 4) was contributed to a consolidated subsidiary which issued $472.0 million face amount of investment grade senior bonds and $28.0 million face amount of non-investment grade subordinated bonds, which were retained by Newcastle, in a private placement. One class of the senior bonds bears a floating interest rate. Newcastle obtained an interest rate swap and cap in order to hedge its exposure to the risk of changes in market interest rates with respect to these bonds, at an initial cost of approximately $1.3 million.

In September 2003, Newcastle completed its fourth CBO financing ("CBO IV"), whereby a portfolio of real estate securities (Note 4) was contributed to a consolidated subsidiary which issued $460.0 million face amount of investment grade senior bonds and $40.0 million face amount of non-investment grade subordinated bonds, which were retained by Newcastle, in a private placement. One tranche, the $395.0 million face amount of Class I-MM bonds, was issued subject to remarketing procedures and related agreements whereby such bonds are remarketed and sold on a periodic basis. The Class I-MM bonds are fully insured by a third party with respect to the timely payment of interest and principal thereon. Four classes of the senior bonds bear floating interest rates. Newcastle obtained an interest rate swap and cap in order to hedge its exposure to the risk of changes in market interest rates with respect to these bonds, at an initial cost of approximately $3.1 million.

Other Bonds Payable

In April 2002, Newcastle refinanced the Bell Canada portfolio (Note 6) through a securitization transaction (the "Bell Canada Securitization") denominated in Canadian dollars. Newcastle has retained one class of the issued bonds. In connection with this securitization, Newcastle guaranteed certain payments under an interest rate swap to be entered into in 2007, if the Bell Canada Securitization is not fully repaid by such date. Newcastle believes the fair value of this guarantee is negligible at December 31, 2003.

In October 2003, Newcastle consolidated an entity which holds a portfolio of commercial mortgage loans which has been securitized. The primary effect of the consolidation is the requirement that Newcastle reflect the gross loans assets (approximately $241 million of mortgage loans, Note 5) and gross bonds payable of this entity in its financial statements.

Notes Payable

In November 2002, Newcastle refinanced the LIV portfolio (Note 6) with a loan (the "LIV Mortgage") denominated in EUR.

In November 2003, Newcastle acquired an aggregate of $100 million (Note 5) of a $525 million facility comprised of two secured term loans made to subsidiaries of The Newkirk Group that own interests in credit leased operating real estate. Newcastle financed this investment with an $80 million secured, non-recourse term loan. Both the loan and related financing amortize principal based on collateral receipts.

Repurchase Agreements

Newcastle owns a portfolio of residential mortgage loans (Note 5) financed by a repurchase agreement.

Newcastle owns a subordinated interest in a securitization financed by a repurchase agreement.

In October 2003, Newcastle purchased approximately $20.2 million of CMBS securities. Newcastle financed these securities with a repurchase agreement.

In the fourth quarter of 2003, Newcastle acquired approximately $174.9 million of securities (Note 4) collateralized by first mortgage liens on manufactured housing units. Newcastle financed these securities with three floating rate repurchase agreements. Newcastle obtained interest rate swaps in order to hedge its risk of exposure to changes in market interest rates with respect to this debt.

Predecessor

Newcastle's predecessor had two primary debt obligations which were distributed to it upon Newcastle's formation, a securitization which was secured by the GSA Portfolio (Note 6) and a credit facility. Interest on the securitization is included in discontinued operations through the date of Newcastle's formation; interest on the credit facility is included in interest expense through such date.

Newcastle's debt obligations (gross of $20.7 million of discounts at December 31, 2003) have contractual maturities as follows (in millions):

2004	$ 726.5
2005	7.3
2006	139.6
2007	—
2008	—
Thereafter	2,071.8
	$2,945.2

9. STOCK OPTION PLAN

In June 2002, Newcastle (with the approval of the board of directors) adopted a nonqualified stock option and incentive award plan (the "Newcastle Option Plan") for officers, directors, consultants and advisors, including the Manager and its employees. The maximum available for issuance is equal to 10% of the number of outstanding equity interests of Newcastle, subject to a maximum of 10,000,000 shares in the aggregate over the term of the plan.

The non-employee directors have been, in accordance with the Newcastle Option Plan, automatically granted options to acquire an aggregate of 16,000 shares of common stock at a weighted average exercise price of approximately $15.69 per share, which were fully exercisable upon issuance. The fair value of such options was not material at the date of grant.

Through December 31, 2003, for the purpose of compensating the Manager for its successful efforts in raising capital for Newcastle, the Manager has been granted options representing the right to acquire 1,488,227 shares of common stock at a weighted average exercise price of approximately $17.44 per share, with such price subject to adjustment as necessary to preserve the value of such options in connection with the occurrence of certain events (including capital dividends and capital distributions made by Newcastle). The Manager options represented an amount equal to 10% of the shares of common stock of Newcastle sold in its public offerings and the value of such options was recorded as an increase in stockholders' equity with an offsetting reduction of capital proceeds received. The options granted to the Manager, which may be assigned by the Manager to its employees, were fully vested on the date of grant and one-thirtieth of the options become exercisable on the first day of each of the following thirty calendar months, or earlier upon the occurrence of certain events, such as a change in control of Newcastle or the termination of the Management Agreement. The options expire ten years from the date of issuance.

The following table summarizes our outstanding options at December 31, 2003:

Recipient	Date of Grant/Exercise	Number of Options	Weighted Average Exercise Price	Fair Value at Grant Date
Directors	Various	16,000	$15.69	Not Material
Manager[(B)]	October 2002	700,000	$13.00	$0.4 million[(A)]
Manager[(B)]	July 2003	460,000	$20.35	$0.8 million[(A)]
Manager	December 2003	328,227	$22.85	$0.4 million[(A)]
Exercised	2003	(2,500)	$13.90	
Outstanding		1,501,727	$17.43	

(A) The fair value of the options was estimated by reference to a binomial option pricing model. Since the Newcastle Option Plan has characteristics significantly different from those of traded options, and since the assumptions used in such model, particularly the volatility assumption, are subject to significant judgment and variability, the actual value of the options could vary materially from management's estimate. The assumptions used in such model were as follows:

Date of Grant/Exercise	Volatility	Dividend Yield	Expected Life (Years)	Risk-Free Rate
October 2002	15%	13.85%	10	4.05%
July 2003	15%	9.83%	10	3.63%
December 2003	15%	8.75%	10	4.23%

(B) In December 2003, 1,750 of the October 2002 options and 1,150 of the July 2003 options were transferred by the Manager to one of its employees. In January 2004, 68,250 of the October 2003 options and 44,850 of the July 2003 options were transferred to such employee.

10. MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS

Newcastle entered into the Management Agreement with the Manager in June 2002, which provided for an initial term of one year with automatic one year extensions, subject to certain termination rights. After the initial one year term, the Manager's performance is reviewed annually and the Management Agreement may be terminated by Newcastle by payment of a termination fee, as defined in the Management Agreement, equal to the amount of management fees earned by the Manager during the twelve consecutive calendar months immediately preceding the termination, upon the affirmative vote of at least two-thirds of the independent directors, or by a majority vote of the holders of common stock. Pursuant to the Management Agreement, the Manager, under the supervision of Newcastle's board of directors, formulates investment strategies, arranges for the acquisition of assets, arranges for financing, monitors the performance of Newcastle's assets and provides certain advisory, administrative and managerial services in connection with the operations of Newcastle. For performing these services, Newcastle pays the Manager an annual management fee equal to 1.5% of the gross equity of Newcastle, as defined. Holdings' management agreement with the Manager contained substantially the same terms.

The Management Agreement provides that Newcastle will reimburse the Manager for various expenses incurred by the Manager or its officers, employees and agents on Newcastle's behalf, including costs of legal, accounting, tax, auditing, administrative and other similar services rendered for Newcastle by providers retained by the Manager or, if provided by the Manager's employees, in amounts which are no greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm's-length basis.

To provide an incentive for the Manager to enhance the value of the common stock, the Manager is entitled to receive an incentive return (the "Incentive Compensation") on a cumulative, but not compounding, basis in an amount equal to the product of (A) 25% of the dollar amount by which (1) (a) the Funds from Operations, as defined (before the Incentive Compensation) of Newcastle per share of common stock (based on the weighted average number of shares of common stock outstanding) plus (b) gains (or losses) from debt restructuring and from sales of property and other assets per share of common stock (based on the weighted average number of shares of common stock outstanding), exceed (2) an amount equal to (a) the weighted average of the price per share of common stock in the IPO and the value attributed to the net assets transferred to us by Holdings, and in any subsequent offerings by Newcastle (adjusted for prior capital dividends or capital distributions) multiplied by (b) a simple interest rate of 10% per annum (divided by four to adjust for quarterly calculations) multiplied by (B) the weighted average number of shares of common stock outstanding. An affiliate of the Manager was entitled to a similar incentive return from Holdings.

	Amounts Incurred (in millions)		
	2003	2002	2001
Management fee	**$6.0**	$4.3	$4.8
Expense reimbursements	**$0.5**	$0.5	$0.9
Incentive compensation	**$6.2**	$3.5	$2.8

At December 31, 2003, an affiliate of the Manager owned 2,255,109 shares of Newcastle's common stock and had options to purchase an additional 1,485,327 shares of Newcastle's common stock (Note 9).

At December 31, 2003, Due To Affiliates is comprised $1.7 million of incentive compensation payable and $0.7 million of management fees and expense reimbursements payable to the Manager.

Newcastle has made investments in three assets in which affiliates of the Manager have also invested. These investments are described in Notes 3 (real estate loan subsidiary) and 12 (two investments made subsequent to December 31, 2003).

11. COMMITMENTS AND CONTINGENCIES

Remarketing Agreements—One tranche of Newcastle's CBO IV bonds (Note 8), the $395.0 million face amount of Class I-MM bonds, was issued subject to remarketing procedures and related agreements whereby such bonds are remarketed and sold on a periodic basis. The Class I-MM bonds are fully insured by a third party with respect to the timely payment of interest and principal thereon, pursuant to a financial guaranty insurance policy ("wrap"). Newcastle pays annual fees of 0.12% of the outstanding face amount of the Class I-MM bonds under this agreement.

In connection with the remarketing procedures described above, Newcastle is a party to a backstop agreement whereby a third party financial institution is required to purchase the Class I-MM bonds at the end of any remarketing period if such bonds could not be resold in the market by the remarketing agent. Newcastle pays an annual fee of 0.20% of the outstanding face amount of the Class I-MM bonds under this agreement.

In addition, the remarketing agent is paid an annual fee of 0.05% of the outstanding face amount of the Class I-MM bonds under the remarketing agreement.

Real Estate Securities Portfolio Deposit—Newcastle has the option to purchase certain real estate securities from an investment bank. To the extent that such securities decline in value, Newcastle must either purchase such securities or lose an amount equal to the lesser of such decline or its deposit. See Note 4.

Guarantee of Swap Payments—In connection with the Bell Canada Securitization (Note 8), Newcastle has guaranteed certain payments under an interest rate swap to be entered into in 2007, if the Bell Canada Securitization is not fully repaid by such date. Newcastle believes the fair value of this guarantee is negligible at December 31, 2003.

Stockholder Rights Agreement—Newcastle has adopted a stockholder rights agreement (the "Rights Agreement"). Pursuant to the terms of the Rights Agreement, Newcastle will attach to each share of common stock one preferred stock purchase right (a "Right"). Each Right entitles the registered holder to purchase from Newcastle a unit consisting of one one-hundredth of a share of Series A Junior Participation Preferred Stock, par value $0.01 per share, at a purchase price of $70 per unit. Initially, the Rights are not exercisable and are attached to and transfer and trade with the outstanding shares of common stock. The Rights will separate from the common stock and will become exercisable upon the acquisition or tender offer to acquire a 15% beneficial ownership interest by an acquiring person, as defined. The effect of the Rights Agreement will be to dilute the acquiring party's beneficial interest. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Newcastle.

Litigation—Newcastle is a defendant in legal actions from transactions conducted in the ordinary course of business. Management, after consultation with legal counsel, believes the ultimate liability, if any, arising from such actions which existed at December 31, 2003 will not materially affect Newcastle's consolidated results of operations or financial position.

Environmental Costs—As a commercial real estate owner, Newcastle is subject to potential environmental costs. At December 31, 2003, management of Newcastle is not aware of any environmental concerns that would have a material adverse effect on Newcastle's consolidated financial position or results of operations.

Debt Covenants—Newcastle's debt obligations contain various customary loan covenants. Such covenants do not, in management's opinion, materially restrict Newcastle's investment strategy or ability to raise capital. Newcastle is in compliance with all of its loan covenants at December 31, 2003.

12. SUBSEQUENT EVENTS

In January 2004, Newcastle sold 3.3 million shares of its common stock in a public offering at a price to the public of $26.30 per share, for net proceeds of approximately $85.8 million. In connection with this offering, Newcastle granted options to the Manager to purchase 330,000 shares of Newcastle's common stock at the public offering price.

In January 2004, Newcastle purchased from an underwriter $31.5 million face amount of B and BB rated securities of Global Signal Trust I, a special purpose vehicle established by Global Signal Inc., at a price resulting in a weighted average yield of approximately 9.00%. Newcastle financed these securities with approximately $21.3 million of repurchase agreements. Newcastle obtained interest rate swaps in order to hedge its risk of exposure to changes in market interest rates with respect to this debt. Two of Newcastle's directors are the CEO and President of Global Signal, Inc., respectively. A private equity fund managed by an affiliate of the Manager owns a significant portion of Global Signal Inc.'s common stock; the Manager receives from this private equity fund, in addition to management fees, incentive compensation if the fund's aggregate investment returns exceed certain thresholds. Pursuant to this underwritten 144A offering, approximately $418.0 million of Global Signal Trust I securities were issued in 7 classes, rated AAA though B, of which the B and BB classes constituted $73.0 million. The balance of the B and BB securities were sold on identical terms to a private investment fund managed by an affiliate of the Manager and to a large third party mutual fund complex; the Manager receives from this private investment fund, in addition to management fees, incentive compensation if the fund's aggregate investment returns exceed certain thresholds. The proceeds of the 144A offering were utilized by Global Signal Inc. to repay an existing credit facility, to pay an extraordinary dividend of approximately $140 million to its stockholders of which approximately $67 million was paid to the above-referenced private equity fund, and for general working capital purposes.

Newcastle has entered into a letter of intent to purchase approximately 200 convenience store and retail petroleum sites subject to a sale-leaseback arrangement under long-term triple net leases. Newcastle intends to structure this transaction through a joint venture, in which we will invest approximately $30.0 million of equity, with an affiliate of the Manager on equal terms. The transaction is expected to close towards the end of the first quarter or in the early second quarter of 2004; however, the transaction is subject to numerous conditions and there is no assurance that Newcastle will consummate this transaction.

13. SUMMARY QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

The following is unaudited summary information on Newcastle's quarterly operations. The distribution of investments, and related liabilities, to Holdings and the commencement of Newcastle's independent operations occurred at the beginning of the quarter ended September 30, 2002. Therefore, periods prior to this quarter are not reflective of Newcastle's ongoing operations nor are they comparable to subsequent quarters.

(dollars in tables in thousands, except per share data)

	Quarter Ended				Year Ended
	March 31[(A)]	June 30[(A)]	September 30[(A)]	December 31	December 31
2003					
Gross revenues	$ 32,685	$ 40,025	$ 41,906	$ 54,562	$169,178
Operating expenses	(6,308)	(6,647)	(6,558)	(8,380)	(27,893)
Operating income	26,377	33,378	35,348	46,182	141,285
Interest expense	(14,514)	(19,537)	(19,849)	(27,661)	(81,561)
Depreciation and amortization	(523)	(563)	(565)	(609)	(2,260)
Equity in earnings of unconsolidated subsidiaries	—	—	—	862	862
Income from continuing operations	11,340	13,278	14,934	18,774	58,326
Income (loss) from discontinued operations	(237)	139	(228)	(1,882)	(2,208)
Preferred dividends	(203)	(1,524)	(1,523)	(1,523)	(4,773)
Income available for common stockholders	$ 10,900	$ 11,893	$ 13,183	$ 15,369	$ 51,345
Net income per share of common stock					
Basic	$ 0.46	$ 0.51	$ 0.48	$ 0.53	$ 1.98
Diluted	$ 0.46	$ 0.50	$ 0.48	$ 0.52	$ 1.96
Income from continuing operations per share of common stock, after preferred dividends and related accretions					
Basic	$ 0.47	$ 0.51	$ 0.49	$ 0.60	$ 2.07
Diluted	$ 0.47	$ 0.50	$ 0.49	$ 0.59	$ 2.05
Income (loss) from discontinued operations per share of common stock					
Basic	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.07)	$ (0.09)
Diluted	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.07)	$ (0.09)
Weighted average number of shares of common stock outstanding					
Basic	23,489	23,489	27,340	29,197	25,898
Diluted	23,620	23,679	27,620	29,563	26,141
2002					
Gross revenues	$ 9,826	$ 38,692	$ 27,436	$ 29,860	$105,814
Operating expenses	(628)	(12,792)	(4,285)	(5,681)	(23,386)
Operating income	9,198	25,900	23,151	24,179	82,428
Interest expense	(8,061)	(12,762)	(13,204)	(14,094)	(48,121)
Depreciation and amortization	(671)	(757)	(514)	(514)	(2,456)
Equity in earnings of unconsolidated subsidiaries	(452)	814	—	—	362
Income from continuing operations	14	13,195	9,433	9,571	32,213
Income (loss) from discontinued operations	857	193	(1,929)	161	(718)
Preferred dividends and related accretion	(638)	(524)	—	—	(1,162)
Income available for common stockholders	$ 233	$ 12,864	$ 7,504	$ 9,732	$ 30,333
Net income per share of common stock, basic and diluted	$ 0.01	$ 0.78	$ 0.46	$ 0.43	$ 1.68
Income (loss) from continuing operations per share of common stock, after preferred dividends and related accretion, basic and diluted	$ (0.04)	$ 0.77	$ 0.57	$ 0.42	$ 1.72
Income (loss) from discontinued operations per share of common stock, basic and diluted	$ 0.05	$ 0.01	$ (0.11)	$ 0.01	$ (0.04)
Weighted average number of shares of common stock outstanding					
Basic	16,489	16,489	16,489	22,804	18,080
Diluted	16,489	16,489	16,489	22,843	18,090

(A) The Income Available for Common Stockholders shown agrees with Newcastle's quarterly report(s) on Form 10-Q as filed with the Securities and Exchange Commission. However, individual line items vary from such report(s) due to the operations of properties sold, or classified as held for sale, during subsequent periods being retroactively reclassified to Income for Discontinued Operations for all periods presented (see Note 5).

To the Board of Directors and Stockholders of
Newcastle Investment Corp.

We have audited the accompanying consolidated balance sheets of Newcastle Investment Corp. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and redeemable preferred stock, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Newcastle Investment Corp. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles general accepted in the United States.

As discussed in Note 2 and Note 5 to the consolidated financial statements, on October 1, 2003, the Company adopted Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities."

Ernst + Young LLP

February 9, 2004
New York, New York

Our common stock has been listed and is traded on the New York Stock Exchange (NYSE) under the symbol "NCT" since our initial public offering in October 2002. The following table sets forth, for the periods indicated, the high, low and last sale prices in dollars on the NYSE for our common stock and the distributions we declared with respect to the periods indicated.

2002	High	Low	Last Sale	Distributions Declared
July 12, 2002 through September 30, 2002	N/A	N/A	N/A	$0.40
October 1, 2002 through October 9, 2002[1]	N/A	N/A	N/A	$0.06
October 10, 2002 through December 31, 2002[2]	$15.97	$12.38	$15.97	$0.39

2003	High	Low	Last Sale	Distributions Declared
First Quarter	$16.83	$15.46	$16.73	$0.45
Second Quarter	$20.00	$16.50	$19.58	$0.50
Third Quarter	$23.24	$19.00	$22.99	$0.50
Fourth Quarter	$27.24	$22.64	$27.10	$0.50

(1) Represents the portion of the fourth quarter of 2002 prior to our initial public offering.
(2) When combined with the $0.06 paid for the period October 1 through October 9, represents a regular quarterly dividend of $0.45 per share.

We intend to continue to declare quarterly distributions on our common stock. No assurance, however, can be given as to the amounts or timing of future distributions as such distributions are subject to our earnings, financial condition, capital requirements and such other factors as our board of directors deems relevant.

On February 13, 2004, the closing sale price for our common stock, as reported on the NYSE, was $28.02. As of February 13, 2004, there were approximately 46 record holders of our common stock. This figure does not reflect the beneficial ownership of shares held in nominee name.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Wesley R. Edens
Principal
Fortress Investment Group LLC

David J. Grain
President
Global Signal Inc.

Stuart A. McFarland[1]
Managing Partner
FCCA

David K. McKown[1]
Eaton Vance Management

Peter M. Miller[1]
ING Financial Markets LLC

[1]Audit Committee Member

CORPORATE OFFICERS

Wesley R. Edens
Chairman and Chief Executive Officer

Kenneth M. Riis
President

Jonathan Ashley
Chief Operating Officer

Lilly H. Donohue
Vice President and Assistant Secretary

Debra A. Hess
Chief Financial Officer

Randal A. Nardone
Secretary

Erik P. Nygaard
Chief Information Officer

CORPORATE HEADQUARTERS

Newcastle Investment Corp.
c/o Fortress Investment Group LLC
1251 Avenue of the Americas, 16th Floor
New York, NY 10020
(212) 798-6100

Legal Counsel
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Independent Auditors
Ernst & Young LLP
Five Times Square
New York, NY 10036-6522

Stock Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449

Stock Exchange Listing
Newcastle Investment Corp.'s
common stock is listed on the
New York Stock Exchange (symbol: NCT)

Annual Meeting of Stockholders
May 24, 2004, 8:00 a.m. EST
Four Seasons Hotel
Metropolitan Suite
57 East 57th Street
New York, NY 10022

Investor Information Services
Lilly H. Donohue
Director, Investor Relations
Newcastle Investment Corp.
c/o Fortress Investment Group LLC
1251 Avenue of the Americas, 16th Floor
New York, NY 10020
Tel: (212) 798-6118
Fax: (212) 798-6133
e-mail: ldonohue@fortressinv.com

Newcastle Investment Corp. web site
http://www.newcastleinv.com

Forward-Looking Statements

This report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to, among other things, the operating performance of our investments and financing needs. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue" or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from forecasted results. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to, changes in economic conditions generally and the real estate and bond markets specifically, legislative/regulatory changes (including changes to laws governing the taxation of real estate investment trusts), availability of capital, interest rates and interest rate spreads, generally accepted accounting principles and policies and rules applicable to REITs.

April, 2004

Designed by Curran & Connors, Inc. / www.curran-connors.com

NEWCASTLE INVESTMENT CORP.

c/o Fortress Investment Group LLC
1251 Avenue of the Americas, 16th Floor
New York, NY 10020
(212) 798-6100

NCT
LISTED
NYSE